東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)


03032861

13th October, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BY AIRMAIL


SEC MAIL PROCESSING
RECEIVED
OCT 23 2003
WASH, D.C.
187
SECTION

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 10th October, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

10/24

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.




SEC MAIL
RECEIVED
PROCESSING
OCT 23 2003
187
SECTION

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Financial adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

CONNECTED TRANSACTIONS

As referred to in the First Announcement dated 14 February 2003, a guarantee granted solely by the Company in favour of a bank to secure repayment of indebtedness of certain non wholly-owned subsidiaries of the Company was regarded by the Stock Exchange to constitute a connected transaction, being provision of financial assistance to connected persons under the Listing Rules. As a result, the Company has reviewed previous transactions of the Group to the extent that it is aware of and which are of similar nature. The Company understands that these transactions are regarded by the Stock Exchange as provision of financial assistance to connected persons and thus the Company was in breach of the Listing Rules.

Given that these transactions took place over several years and given the changes in personnel of the Company during the past few years, substantial time was required to gather and ascertain the relevant financial information and documents in relation to these transactions. This has inevitably delayed the release of this announcement. A report setting out details of the transactions of similar nature identified by the Company after such review and which remained outstanding as at 31 March 2003 was submitted by the Company to the Stock Exchange (the outstanding amount of which has been updated to 30 June 2003 in this announcement), a summary of which is as follows:

i. Corporate guarantees, pledges of cash deposits and legal charge over a property of the ONFEM Group were provided by the Company and one of its wholly-owned subsidiaries to secure banking facilities granted to CCW, CEC, SHJQ, EEL and PEL, the outstanding amount of which amounted to approximately HK$61,289,000 as at 30 June 2003; and

ii. Loans from the Company and two of its wholly-owned subsidiaries to CEC, SHJQ, EEL, EDB, PEL and ZOBHP respectively, the total amount of which (including interests) was approximately HK$152,230,000 as at 30 June 2003.

Save and except for (i) the renewal of the SHJQ Facility on 18 July 2003 as disclosed in the Second Announcement; (ii) the repayment by SHJQ of approximately US$797,000 (principal amount of US$760,000 together with interest of approximately US$37,000, representing in total approximately HK$6,203,000) in relation to the Condo E Loans as at 15 August 2003; and (iii) the full repayment of the ICIC A Facility and the Remaining HSBC Facility by the ONFEM Group on 2 October 2003 as disclosed herein, there has not been any other existing financial assistance transactions between the ONFEM Group and its non wholly-owned subsidiaries which are required to be disclosed by announcement under the Listing Rules.

Save and except the Condo A Loan, all other financial assistance transactions set out in the report were entered into by the ONFEM Group on the basis that the relevant Minority Shareholders (except the ZOBHP Minority Shareholder) have provided counter-indemnities or personal guarantees to the ONFEM Group to indemnify a pro-rata portion (or in cases where partial but non pro-rata contributions have been provided by the relevant Minority Shareholders (i.e. the Enful A Loan and the Enful G Loan), the difference between their pro-rata portions and the partial contributions) of the losses and liabilities which the ONFEM Group may incur under the financial assistance transactions. The Company refers to the First Announcement and the Second Announcement and in which, it has respectively stated its view that the financial assistance provision of the Listing Rules should not apply regarding those transactions.

The Stock Exchange is, however, of the view that there were breaches of the Listing Rules in respect of these transactions as they have not been disclosed and/or approved by the Shareholders in such manner as required by the Listing Rules. The Company noted the views of the Stock Exchange and has reiterated to the Stock Exchange that, to the best of its knowledge, it is not aware of any matter which would suggest such breaches, if any, were intentional. Nevertheless, the Stock Exchange reserves its rights to take appropriate action against the Company and the relevant Directors in relation to the breaches of the Listing Rules. The Stock Exchange is of the view that any breach of the Listing Rules, however unintentional, is still a breach.

None of the Minority Shareholders is connected with any of the Directors, chief executive or substantial shareholders of the Company, or any of their respective associates, other than being substantial shareholders and/or directors of the relevant subsidiaries of the Company to which such financial assistance was granted.

The Directors have developed and put in place additional internal procedures with a view to further improving the compliance procedures regarding connected transactions under the Listing Rules.

A circular to the Shareholders containing, among other things, details of the connected transactions in relation to the Polycrown Facility (the value of which was higher than 3 per cent. of the consolidated net tangible assets of the Group as at the latest time prior to 31 March 2003 when the Polycrown Facility was renewed), the Condo A Loan and the Enful A Loan (each of which is not considered by the Stock Exchange to be on normal commercial terms) is required under Rule 14.26 of the Listing Rules. The circular, together with a letter of advice from an independent financial adviser to the Independent Shareholders in respect of these connected transactions will be despatched as soon as practicable after the publication of this announcement for the information of the Shareholders.

Trading in the Company's shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 2 September 2003 pending the then release of an announcement dated 11 September 2003. The Stock Exchange subsequently required that the suspension in trading be continued pending the release of this announcement. Application has been made by the Company for the resumption in trading of its shares on the Stock Exchange with effect from 9:30 a.m. on 13 October 2003.

As referred to in the First Announcement, a guarantee granted solely by the Company in favour of a bank to secure repayment of indebtedness of certain non wholly-owned subsidiaries of the Company was regarded by the Stock Exchange to constitute a connected transaction, being provision of financial assistance to connected persons under the Listing Rules. As a result, the Company has reviewed previous transactions of the Group to the extent that it is aware of and which are of similar nature. The Company understands that these transactions are regarded by the Stock Exchange as provision of financial assistance to connected persons and thus the Company was in breach of the Listing Rules.

As referred to in the Second Announcement, certain security in the form of a pledge of cash deposit provided by the Company in favour of a bank for the renewal of a loan previously granted to a non wholly-owned subsidiary was also regarded by the Stock Exchange to constitute provision of financial assistance to connected persons under the Listing Rules.

Given that these transactions took place over several years and the changes in personnel of the Company during the past few years, substantial time was required to gather and ascertain the relevant financial information and documents in relation to these transactions. This has inevitably delayed the release of this announcement. A report setting out details of the transactions of similar nature identified by the Company after such review and which remained outstanding as at 31 March 2003 was submitted by the Company to the Stock Exchange on 20 June 2003. A summary of the transactions contained in the report, the outstanding amount of which has been updated to 30 June 2003, is set out below in this announcement.

Save and except for (i) the renewal of the SHJQ Facility on 18 July 2003 as disclosed in the Second Announcement; (ii) the repayment by SHJQ of approximately US$797,000 (including principal amount of US$760,000 together with interest of approximately US$37,000, representing in total approximately HK$6,203,000) in relation to the Condo E Loans as at 15 August 2003; and (iii) the full repayment of the ICIC A Facility and the Remaining HSBC Facility by the ONFEM Group on 2 October 2003 as disclosed herein, there has not been any other existing financial assistance transactions between the ONFEM Group and its non wholly-owned subsidiaries which are required to be disclosed by announcement under the Listing Rules.

The report did not include past transactions of such nature which were no longer outstanding as at 31 March 2003. Following the subsequent request of the Stock Exchange, the Company will issue a separate announcement as soon as practicable regarding the details of the past connected transactions of such nature which were no longer outstanding as at 31 March 2003. The Company has indicated to the Stock Exchange that it has the proper books and records for it to facilitate the disclosure of these past connected transactions. However, owing to the lapse of time, the substantial change in the Company's personnel and the fact that the current management of the Company has had no first-hand knowledge of such past connected transactions, such past connected transactions will be disclosed to the extent the Company is aware of them. As a result, the Stock Exchange has indicated its concerns and is looking into the matter.

The Company has also identified a number of other transactions entered into between the non wholly-owned subsidiaries of the Company within the same subsidiary groups which may or may not be financial assistance in nature under the Listing Rules. Further announcement will be made in relation to this matter as and when appropriate.

INFORMATION RELATING TO THE GROUP, THE CONDO GROUP, THE ENFUL GROUP, THE POLYCROWN GROUP AND ZOBHP

i. **The Group**

The Group is principally engaged in manufacturing and trading, specialised construction contracting and property development and leasing.

ii. **Condo Group**

The Condo Group is principally engaged in the design, supply and installation of curtain walls, metal roofing, architectural cladding and aluminium window systems in Hong Kong and the PRC. Both CCW and CEC are engaged in the above businesses and also act as investment holding companies and provide management and administrative services to their respective subsidiaries. SHJQ is principally engaged in the business of selling and installation of aluminium window cases and curtain walls in the PRC. For shareholding structure of the Condo Group, please refer to Chart 1 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the audited net losses before and after taxation of CEC were both approximately HK$36,525,000. For the year ended 31 December 2001, the audited net losses before and after taxation of CEC were both approximately HK$68,699,000. The audited negative net tangible assets of CEC were approximately HK$175,260,000 and HK$138,735,000 as at 31 December 2002 and 31 December 2001 respectively.

For the year ended 31 December 2002, the audited net losses before and after taxation of CCW were both approximately HK$57,292,000. For the year ended 31 December 2001, the audited net losses before and after taxation of CCW were both approximately HK$51,442,000. The audited negative net tangible assets of CCW were approximately HK$129,281,000 and HK$71,989,000 as at 31 December 2002 and 31 December 2001 respectively.

For the year ended 31 December 2002, the audited net losses before and after taxation of SHJQ were both approximately RMB28,707,000 (representing approximately HK$27,057,000). For the year ended 31 December 2001, the audited net profits before and after taxation of SHJQ were approximately RMB5,006,000 (representing approximately HK$4,718,000) and RMB4,728,000 (representing approximately HK$4,456,000) respectively. The audited negative net tangible assets of SHJQ as at 31 December 2002 and the audited net tangible assets of SHJQ as at 31 December 2001 were approximately RMB12,793,000 (representing approximately HK$12,057,000) and RMB15,914,000 (representing approximately HK$15,000,000) respectively.

Since certain conditions precedent to the Debt Restructuring Proposals have not been fulfilled on or before 31 August 2003, the Debt Restructuring Proposals have lapsed in accordance with their terms. On 8 September 2003, an adjourned hearing was held at the Court and winding-up orders against CCW and CEC respectively were made by the Court on the same date. For more information, please refer to the Company's announcement dated 11 September 2003.

As a result of such winding-up order against CEC, ICIC issued a demand letter dated 17 September 2003 to each of CEC and the Company respectively demanding full repayment on the ICIC A Facility (including loan principal and interest accrued thereon) of approximately HK$7,045,000 as at 16 September 2003. In view of the fact that the ICIC A Facility had already been fully secured by the Company's pledged fixed deposit and fully reflected in the consolidated accounts of the Group, the then possible realisation of the pledged fixed deposit by ICIC was not expected to have any material adverse impact on the financial position of the Group. The ICIC A Facility was subsequently repaid in full by the Company on 2 October 2003.

In addition, HSBC issued a demand letter dated 25 September 2003 to CEC and a demand letter dated 26 September 2003 to Virtyre Limited (a wholly-owned subsidiary of the Company) respectively demanding immediate repayment of approximately HK$4,774,000 as at 24 September 2003 (which is the outstanding balance of the Remaining HSBC Facility) together with further interest to be accrued thereon. In light of the fact that the Remaining HSBC Facility had already been fully secured by the Remaining HSBC Securities and fully reflected in the consolidated accounts of the Group, the then demand of repayment of the Remaining HSBC Facility was not expected to have any material adverse impact on the financial position of the Group. The Remaining HSBC Facility was fully repaid by the ONFEM Group on 2 October 2003.

As at the date of this announcement, no winding-up petition has been presented against SHJQ and no formal demand for repayment of bank indebtedness was made against SHJQ by its creditors.

iii. **Enful Group**

The Enful Group is principally engaged in high-end fireproof doors, fitting out works, environmental construction engineering and protection projects in Hong Kong and the PRC. EEL is principally engaged in the manufacture, distribution and installation of fireproof materials. EDB was principally engaged in the provision of interior design and installation services and has become dormant since 2000. For shareholding structure of the Enful Group, please refer to Chart 2 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the unaudited net losses before and after taxation of EEL were both approximately HK$7,117,000. For the year ended 31 December 2001, the audited net losses before and after taxation of EEL were both approximately HK$6,530,000. The unaudited negative net tangible assets of EEL as at 31 December 2002 and the audited negative net tangible assets of EEL as at 31 December 2001 were approximately HK$37,645,000 and HK$30,528,000 respectively.

For the year ended 31 December 2002, the audited net profits before and after taxation of EDB were both approximately HK$279,000. For the year ended 31 December 2001, the audited net losses before and after taxation of EDB were both approximately HK$1,679,000. The audited negative net tangible assets of EDB were approximately HK$19,338,000 and HK$19,617,000 as at 31 December 2002 and 31 December 2001 respectively.

iv. **Polycrown Group**

The Polycrown Group is principally engaged in the electrical and mechanical engineering works relating to fire services, plumbing and drainage and industrial production plant, engineering design, site management, equipment supply and installation in Hong Kong and the PRC. PEL is principally engaged in the electrical and mechanical engineering works. For shareholding structure of the Polycrown Group, please refer to Chart 3 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the audited net losses before and after taxation of PEL were approximately HK$69,556,000 and HK$70,594,000 respectively. For the year ended 31 December 2001, the audited net losses before and after taxation of PEL were approximately HK$50,779,000 and HK$51,047,000 respectively. The audited negative net tangible assets of PEL were approximately HK$120,307,000 and HK$49,713,000 as at 31 December 2002 and 31 December 2001 respectively.

v. ZOBHP

ZOBHP, a Sino-foreign equity joint venture in the PRC and is a real estate company engaged in the development, property selling and leasing of the Haitian Garden project in Zhuhai. For shareholding structure of ZOBHP, please refer to Chart 4 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the audited net losses before and after taxation of ZOBHP were both approximately RMB3,676,000 (representing approximately HK$3,465,000). For the year ended 31 December 2001, the audited net losses before and after taxation of ZOBHP were both approximately RMB4,371,000 (representing approximately HK$4,120,000). The audited net tangible assets of ZOBHP were approximately RMB136,419,000 (representing approximately HK$128,576,000) and RMB131,094,000 (representing approximately HK$123,557,000) as at 31 December 2002 and 31 December 2001 respectively.

Each of CCW, CEC, SHJQ, EEL, EDB, PEL and ZOBHP is an indirect non wholly-owned subsidiary of the Company. At the time when each of the Condo Facilities, SHJQ Facility, Enful Facilities, Polycrown Facility and each of the Loans was effected, each of the Condo Minority Shareholders, Enful Minority Shareholder, Polycrown Minority Shareholder and ZOBHP Minority Shareholder was (and still is) a connected person under the Listing Rules and such provision of financial assistance by the Company (and/or a wholly-owned subsidiary of the Company) to a non wholly-owned subsidiary constituted connected transactions accordingly under the Listing Rules. In relation to the specific rule of the Listing Rules under which each of these connected transactions falls, please refer to the section headed "Categories of Connected Transactions under Listing Rules" below.

CATEGORIES OF CONNECTED TRANSACTIONS UNDER LISTING RULES

(A) RULE 14.25(1)(a)

The respective values of each of the SHJQ Facility, the Enful Facilities and each of the Loans (excluding the ZOBHP A Loans, ZOBHP B Loan, Condo A Loan and Enful A Loan) did not exceed 3 per cent. of the Group's consolidated net tangible assets as at the latest time prior to 31 March 2003 when the respective facilities were renewed or when the respective loans were granted (details of which please refer to Tables 1 to 8). If these connected transaction(s), where applicable, were to be aggregated under Rule 14.04(5) of the Listing Rules as required by the Stock Exchange, the aggregated amount would exceed the *de-minimis* threshold under Rule 14.24(5) of the Listing Rules and a relevant announcement would then be required. These transactions will be included in the next annual report of the Company in accordance with Rule 14.25(1)(a) of the Listing Rules.

(B) RULE 14.25(2)(a)

Each of the ZOBHP A Loans and the ZOBHP B Loan (details of which please refer to Table 9) falls within Rule 14.25(2)(a) of the Listing Rules and will be disclosed in the next annual report of the Company.

(C) RULE 14.26(6)

Each of the respective values of the Condo Facilities and the Polycrown Facility (details of which please refer to Tables 10 to 11) exceeded 3 per cent. of the consolidated net tangible assets of the Group as at the latest time prior to 31 March 2003 when the respective facilities were renewed. Accordingly, each of the Condo Facilities and the Polycrown Facility constituted a connected transaction of the Company and should have been subject to approval by the Independent Shareholders in general meeting pursuant to Rule 14.26(6) of the Listing Rules. However, as stated above, the Condo Facilities were fully repaid pursuant to demands made by the relevant banks and as such, the Condo Facilities will no longer be subject to the approval by the Independent Shareholders.

The Stock Exchange is of the view that the provisions of the Condo A Loan and the Enful A Loan (details of which please refer to Tables 12 to 13) were not on normal commercial terms as (i) there was no interest charged on the Condo A Loan and the Enful A Loan; (ii) no security was provided by CEC and EEL for the Condo A Loan and the Enful A Loan respectively; and (iii) the risk of default repayment at the first instance is fully borne by the Company as the Condo A Loan and the Enful A Loan were not advanced on a several basis. The Condo A Loan ought to have been in default as a result of a winding-up order made by the Court against CEC on 8 September 2003 while the Enful A Loan is not currently in default. These two transactions should have been subject to approval by the Independent Shareholders in general meeting pursuant to Rule 14.26(6) of the Listing Rules.

The aggregate amount outstanding as at each of the financial year end dates of all of the connected transactions as set out in Tables 1 to 13 have been previously disclosed in the relevant annual reports of the Company for the respective years. Such disclosures were not in accordance with the requirement of the Listing Rules however as these transactions had not been perceived by the Company as connected transactions in the past.

PURPOSES AND TERMS OF THE CONNECTED TRANSACTIONS

(A) BANKING FACILITIES

CCW, CEC, SHJQ, EEL and PEL required the Condo Facilities, SHJQ Facility, Enful Facilities and Polycrown Facility for the purposes of facilitating their respective business operations and for their respective expected business expansions (as the case may be).

The Directors are of the opinion that the provisions of the Condo Guarantees, SHJQ Security, Enful Guarantees and Polycrown Guarantees are fair and reasonable insofar as the interests of the Independent Shareholders are concerned, and the Condo Guarantees, SHJQ Security, Enful Guarantees and Polycrown Guarantees are on normal commercial terms. The Directors formed such opinion on the bases (i) of the principal terms of the financial assistance provided as set out in the tables below; (ii) of the particular situation of the Company and the relevant subsidiary/subsidiaries in terms of credit ranking by third party bank creditors; and (iii) that the Board is not forming any view with retrospective effect, but only for the current status. Insofar as the renewal dates of certain banking facilities are concerned, whilst the Company is not aware of any written or formal renewal, the relevant facilities continue to be made available to the relevant subsidiaries.

(B) SHAREHOLDER'S LOANS

Each of the Loans was used either to finance working capital requirement of the relevant non wholly-owned subsidiary or for refinancing certain existing loans due to expiry (as the case may be — please refer to Tables 3 to 9 and Tables 12 to 13 for more information). On the basis that the Loans were made to meet necessary financial needs of the relevant non wholly-owned subsidiaries, the Directors are of the opinion that the provisions of each of the Loans (except the Condo A Loan and the Enful A Loan) are, in so far as the interest rates and repayment dates of the relevant Loans are concerned, fair and reasonable so far as the interests of the Independent Shareholders are concerned and based on market practice, the Loans (except the Condo A Loan and the Enful A Loan) are on normal commercial terms.

On 21 April 1998, the Company provided the Condo A Loan amounting to HK$1,040,000 to CEC. No interest was charged and no repayment date was fixed under this loan. The Condo Minority Shareholders also provided their pro-rata share of contribution of HK$960,000 (two of them provided their pro-rata share of contribution at the same time whilst the remaining one provided his pro-rata share of contribution about two months later), which was also non interest-bearing. On the basis that both the Condo A Loan and the HK$960,000 pro-rata contribution were treated equally, the Board is of the opinion that such arrangement is on normal commercial terms.

On 27 March 1997, the Company provided the Enful A Loan of an amount of HK$2,587,427 to EEL. No interest was charged and no repayment date was fixed under this loan. On the basis that the Enful Minority Shareholder also contributed HK$2,248,235 of its share (albeit 1.51% less than its exact pro-rata share), the Board is of the view that the terms of the Enful A Loan are also on normal commercial terms.

Nevertheless, the Stock Exchange is of the view that the provisions of the Condo A Loan and the Enful A Loan were not on normal commercial terms based on the reasons set out in the subsection (C) of the section headed "Categories of Connected Transactions under Listing Rules".

SHAREHOLDING STRUCTURES

Chart 1: Simplified Group Chart of the Condo Group


The Company
100%
Condo Group Limited
Mr. Yu
Mr. Cheung
Mr. Ng
100%
100%
100%
Turner Overseas Limited
Silver Lake Asia Corporation
Spirit Sunshine Inc.
16%
16%
16%
52%
52%
CCW (Note)
Wellstep
100%
CEC
SHJQ Minority Shareholder
90.39%
9.61%
SHJQ

Note: Each of the Condo Minority Shareholders holds 16% of the beneficial interest of CCW.

Chart 2: Simplified Group Chart of the Enful Group


The Company
Mr. Mak
Mr. Woo
Mr. Kong
Mr. Keung
100%
22%
26%
30%
22%
Perfect Way Investments Limited
Enful Minority Shareholder
52%
48%
EHL
100%
100%
EEL
EDB

Chart 3: Simplified Group Chart of the Polycrown Group


The Company
Mr. Leung
100%
100%
ONFEM Investments Limited
Polycrown Minority Shareholder
51%
49%
PHL
100%
PEL

Chart 4: Simplified Shareholding Structure of ZOBHP


The Company
100%
OCL
ZOBHP Minority Shareholder
80%
20%
ZOBHP

The following tables set out transactions which, in the view of the Stock Exchange, were breaches of the Listing Rules. As mentioned above, the Company refers to the First Announcement and the Second Announcement and in which, it has respectively stated its view that the financial assistance provision of the Listing Rules should not apply regarding those transactions.

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES

(I) GUARANTEES AND SECURITIES PROVIDED BY ONFEM GROUP REGARDING BANKING FACILITIES GRANTED TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

The SHJQ Facility of up to RMB11,000,000 (representing approximately HK$10,368,000) granted to SHJQ (Please refer to Table 1 below)

Table 1

The following banking facility is referred to as the "SHJQ Facility".

The security provided by the ONFEM Group for the SHJQ Facility listed under the column headed "Securities provided by ONFEM Group" is referred to as the "SHJQ Security".

Name of subsidiary	Date of transaction	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of transaction	Banker	Amount of banking facility (RMB)	Balance (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Minority Shareholders
SHJQ	22 July 2002	636,159,000 as at 31 December 2001	1.63%	CMB Sub-branch	11,000,000 (representing approximately HK$10,368,000)	9,300,000	To finance working capital requirement	Pledge of cash deposit of HK$11,000,000 on 19 July 2002 with CMB which issued a standby letter of credit of HK$11,000,000	Yes

The SHJQ Facility was renewed on 18 July 2003 and will expire on 15 July 2004. For more information on the terms and conditions of the renewal of the SHJQ Facility, please refer to the Second Announcement.

Enful Group

The Enful Facilities of up to HK$13,000,000 granted to EEL (Please refer Table 2 below)

Table 2

The following banking facilities are collectively referred to as the "Enful Facilities".

The guarantees and securities provided by the ONFEM Group for the Enful Facilities listed under the column headed "Securities provided by ONFEM Group" are collectively referred to as the "Enful Guarantees".

Name of subsidiary	Date of transaction	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of transaction	Banker	Amount of banking facility (HK$)	Balance (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Minority Shareholder
EEL	13 June 2002			ICIC	8,000,000	8,032,979.37	To facilitate business operations	Pledge of cash deposit of HK$8,000,000 on 21 June 2002 Corporate guarantee for HK$8,000,000 dated 21 June 2002	Yes
EEL	19 November 2002 (original date: 7 November 2001)			Hang Seng	5,000,000	3,283,217.26	To facilitate business operations	Deed of guarantee for HK$5,000,000 dated 12 November 2001 Pledge of two cash deposits of HK$2,000,000 and HK$3,000,000 on 15 November 2001 and 5 February 2002 respectively	Yes
Total		587,060,000 as at 30 June 2002	2.21%		13,000,000	11,316,196.63			

For the renewal of the ICIC B Facility, ICIC requested the Company (i) to continue the pledge of its fixed deposit of not less than HK$8,000,000 plus accumulated interest; and (ii) to provide continuing corporate guarantee for HK$8,000,000 in its favour with no change in the terms and conditions of the facility. The Board will consider the renewal of this facility in due course.

As the value of the continuing ICIC B Guarantees was less than 3 per cent. of the unaudited consolidated net tangible assets of the Group as at 30 June 2003, details of this connected transaction, if and when renewed, will be included in the next annual report of the Company in accordance with Rule 14.25(1) of the Listing Rules.

(II) LOANS FROM THE COMPANY TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

A. **Loans from the Company to CEC (Please refer to Table 3 below)**

Table 3

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-Indemnities from Minority Shareholders
1. The following loans are collectively referred to as the "Condo B Loans".							
CEC	24 March 1998			1,258,000	2,030,407.21	To finance the general working capital requirement	Yes
CEC	30 March 1998			1,400,000	2,343,435.86	To finance the general working capital requirement	Yes
CEC	7 April 1998			1,100,000	1,834,843.64	To finance the general working capital requirement	Yes
CEC	14 April 1998			1,100,000	1,830,306.27	To finance the general working capital requirement	Yes
CEC	24 April 1998			3,800,000	6,284,563.45	To finance the general working capital requirement	Yes
CEC	12 May 1998			5,500,000	9,038,482.08	To finance the general working capital requirement	Yes
CEC	20 May 1998			1,890,000	3,097,171.23	To finance the general working capital requirement	Yes
CEC	21 May 1998			1,000,000	1,638,124.32	To finance the general working capital requirement	Yes
CEC	29 May 1998			2,400,000	3,917,037.66	To finance the general working capital requirement	Yes
Total		1,026,840,000 as at 31 December 1997	1.89%	19,448,000	32,014,371.72		

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-Indemnities from Minority Shareholders
2. The following loans are collectively referred to as the "Condo C Loans".							
CEC	8 December 1998			15,493,600	702,436.23	To finance the repayment of loan due by CEC to Dao Heng Bank, Limited (Note A)	Yes
CEC	16 April 1999			969,653.50	1,390,859.44	To finance the general working capital requirement	Yes
CEC	17 June 1999			1,530,000	2,155,463.54	To finance the working capital requirement	Yes
Total		823,298,000 as at 31 December 1998	2.19%	17,993,253.50	4,248,759.21		
3. The following loans are collectively referred to as the "Condo D Loans".							
CEC	8 March 2000			7,000,000	9,029,291.86	To finance the working capital requirement	Yes
CEC	13 July 2000 (Draw down date: 20 July 2000)			7,600,000	7,875,363.85	To finance the working capital requirement	Yes
CEC	1 August 2000			1,052,631.58	1,299,383.94	To finance the working capital requirement	Yes
Total		1,000,985,000 as at 31 December 1999	1.56%	15,652,631.58	18,204,039.65		

Note A

On 29 December 1997, Dao Heng Bank, Limited granted a term loan up to US$2,000,000 to CEC on the basis of a charge over the Company's deposit(s) of US$2,000,000 as security for this banking facility. On 8 July 1998, Dao Heng Bank, Limited agreed to extend the maturity date of this banking facility for US$2,000,000 up to 8 January 1999.

B. **Loans from the Company to SHJQ (Please refer to Table 4 below)**

Table 4

The following loans are collectively referred to as the "Condo E Loans".

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (US$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Minority Shareholders
SHJQ	25 October 2002 (Draw down date: 1 November 2002)			760,000 (approximately HK$5,915,000)	6,140,443.89 (Note B)	To finance the working capital requirement of the German Centre project involving the installation of curtain walls undertaken by SHJQ	Yes
SHJQ	27 December 2002			750,000 (approximately HK$5,837,000)	6,034,338.36 (Note C)	To finance the working capital requirement of the German Centre project involving the installation of curtain walls undertaken by SHJQ	Yes
Total		587,060,000 as at 30 June 2002	2.00%	1,510,000 (approximately HK$11,752,000)	12,174,782.25		

Note B

As at 15 August 2003, SHJQ repaid approximately US$793,000 (including principal amount of US$760,000 together with interest of approximately US$33,000, representing approximately HK$6,172,000) in full of the loan of US$760,000 (representing approximately HK$5,915,000) granted by the Company to SHJQ on 25 October 2002.

Note C

On 15 August 2003, SHJQ repaid part of the interest of approximately US$4,000 (representing approximately HK$31,000) of the loan of US$750,000 (representing approximately HK$5,837,000) granted by the Company to SHJQ on 27 December 2002.

Enful Group

Loans from the Company to the Enful Group (Please refer to Table 5 below)

Table 5

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Minority Shareholder	Advances from Minority Shareholder
1. The following loan is referred to as the "Enful B Loan".								
EDB	28 May 1996	914,008,000 as at 31 December 1995	0.44%	4,000,000	8,132,964.94	To finance the import of construction materials into Hong Kong	Yes Deed of counter-indemnity executed by each of Mr. Kong, Mr. Keung, Mr. Woo and Mr. Mak	
2. The following loans are collectively referred to as the "Enful C Loans".								
EEL	28 February 1997			3,000,000	5,592,700.56	To finance the general working capital requirement	Yes	
EEL	20 March 1997			1,000,000	1,853,179.94	To finance the general working capital requirement	Yes	
Total		933,454,000 as at 30 June 1996	0.43%	4,000,000	7,445,880.50			
3. The following loan is referred to as the "Enful D Loan".								
EEL	7 October 1997	909,177,000 as at 30 June 1997	0.18%	1,602,448 (GBP 128,391)	2,763,863.18	To finance the purchase from BDUK of 50 per cent. interests in the issued share capital of BFD and the loan due from BFD to BDUK	Yes Deed of counter-indemnity executed by each of Mr. Kong, Mr. Keung, Mr. Woo and Mr. Mak	

4. The following loans are collectively referred to as the "Enful E Loans".

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Minority Shareholders	
EEL	1 May 1998			1,200,000	1,979,698.58	To finance the general working capital requirement	Yes	
EEL	12 May 1998			4,000,000	6,218,013.57	To finance the short term needs of working capital	Yes	
EEL	18 May 1998			2,000,000	3,103,329.39	To finance the short term needs of working capital	Yes	
Total		1,026,840,000 as at 31 December 1997	0.70%	7,200,000	11,301,041.54			

5. The following loans are collectively referred to as the "Enful F Loans".

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Minority Shareholders	
EEL	19 October 1998			327,122.75	505,566.90	To finance the short term needs of working capital	Yes	
EEL	27 November 1998			1,850,000	2,801,704.78	To finance the repayment of a banking facility granted by BEA (Note D)	Yes	
EEL	15 December 1998			400,000	602,762.38	To finance the repayment of a banking facility granted by BEA (Note D)	Yes	
EEL	30 December 1998			1,500,000	2,248,241.92	To finance the repayment of a banking facility granted by BEA (Note D)	Yes	
EEL/EDB	8 January 1999			2,650,000	3,976,506.08	To finance the repayment of a banking facility granted by BEA (Note D)	Yes	
Total		886,653,000 as at 30 June 1998	0.76%	6,727,122.75	10,134,782.06			

6. The following loan is referred to as the "Enful G Loan".

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Minority Shareholders	
EEL	24 December 2002 (Draw down date: 31 December 2002)	587,060,000 as at 30 June 2002	0.34%	2,000,000	2,059,835.62	To finance the working capital requirement	Yes	HK$800,000 (not proportional to shareholding and please refer to subsection (A) of the section headed "Reasons for ONFEM Group Providing Financial Assistance to Non Wholly-owned Subsidiaries")

Note D

On 11 July 1998, BEA renewed a banking facility up to HK$33,030,000 to EEL, EDB and BFD on the basis of a corporate guarantee for HK$33,030,000 by the Company in covering credit facilities extended to EEL, EDB and BFD.

(III) LOANS FROM OFL TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group (Please refer to Table 6 below)

Table 6

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Minority Shareholders
1. The following loans are collectively referred to as the "CEC A Loans".							
CEC	20 February 2001			3,050,000	3,566,240.06	To finance the working capital requirement	Yes
CEC	7 June 2001			3,300,000	3,827,743.81	To finance the working capital requirement in respect of the sub-contract works of Beijing Embassy House involving the installation of curtain walls	Yes
CEC	11 July 2001			967,290	1,092,390.88	To finance the working capital requirement in respect of the sub-contract works of Cheung Sha Wan Project involving the installation of curtain walls	Yes
Total		992,716,000 as at 31 December 2000	0.74%	7,317,290	8,486,374.75		
2. The following loan is referred to as the "CEC B Loan".							
CEC	19 June 2002	636,119,000 as at 31 December 2001	0.38%	2,420,000	2,126,809.96	To finance the working capital requirement	Yes

Enful Group (Please refer to Table 7 below)

Table 7

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Personal guarantees from Mr. Keung and Mr. Mak
1. The following loan is referred to as the "EEL A Loan".							
EEL	19 June 2001	992,716,000 as at 31 December 2000	0.30%	3,000,000	2,883,378.07	To finance the working capital requirement in respect of the sub-contract works of the Sham Tseng Project involving the installation of doors	Yes (together with deposit of share certificates of EHL and related documents as security pursuant to the terms of the deed of guarantee)
2. The following loan is referred to as the "EEL B Loan".							
EEL	30 January 2002	819,297,000 as at 30 June 2001	0.24%	2,000,000	2,172,867.30	To finance the working capital requirement in respect of the sub-contract works of the West Rail Project involving acoustic plaster works	Yes

Polycrown Group (Please refer to Table 8 below)

Table 8

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Minority Shareholder
The following loan is referred to as the "PEL Loan".							
PEL	11 July 2001	992,716,000 as at 31 December 2000	0.78%	7,700,000	6,419,602.61	To finance the working capital requirement in respect of the sub-contract works of the Beijing Oriental Plaza Project involving installations of electrical, plumbing and drainage	Yes (together with the execution of a deed of share charge in relation to shares in PHL pursuant to the terms of the loan agreement)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(2)(a) OF THE LISTING RULES

Loans from OCL to ZOBHP (Please refer to Table 9 below)

Table 9

Date of agreement	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount (RMB)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Advances from Minority Shareholder
1. The following loans are collectively referred to as the "ZOBHP A Loans".						
23 March 2001			7,000,000 (approximately HK$6,598,000)	7,330,262.51	To finance the working capital requirement	This loan represented 80 per cent. of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the Minority Shareholder for the remaining 20 per cent. but the Minority Shareholder did not contribute.
26 March 2001			4,800,000 (approximately HK$4,524,000)	5,009,341.29	To finance the working capital requirement	This loan represented 80 per cent. of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the Minority Shareholder for the remaining 20 per cent. but the Minority Shareholder did not contribute.
24 April 2001 (Draw down date: 19 April 2001)			660,000 (approximately HK$622,000)	686,429.82	To finance the working capital requirement	This loan represented 80 per cent. of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the Minority Shareholder for the remaining 20 per cent. but the Minority Shareholder did not contribute.
Total	1,008,137,000 as at 30 June 2000	1.16%	12,460,000 (approximately HK$11,744,000)	13,026,033.62		
2. The following loan is referred to as the "ZOBHP B Loan".						
31 January 2002	819,297,000 as at 30 June 2001	0.58%	5,000,000 (approximately HK$4,713,000)	4,986,913.75	To finance the working capital requirement	This loan represented 80 per cent. of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the Minority Shareholder for the remaining 20 per cent. but the Minority Shareholder did not contribute.

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.26 OF THE LISTING RULES

(I) GUARANTEES AND SECURITIES PROVIDED BY ONFEM GROUP REGARDING BANKING FACILITIES GRANTED TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

The Condo Facilities of up to HK$54,924,587.65 (notwithstanding it has been fully repaid) granted to CCW and CEC (Please refer to Table 10 below)

Table 10

The following banking facilities are collectively referred to as the "Condo Facilities".

The guarantees and securities provided by the ONFEM Group for the Condo Facilities listed under the column headed "Securities provided by ONFEM Group" are collectively referred to as the "Condo Guarantees".

Name of subsidiary	Date of transaction	Relevant net tangible assets of the Group (HK$)	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of transaction	Banker	Amount of banking facility (HK$)	Balance (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Minority Shareholders
CEC	8 March 2002			ICIC	7,000,000	7,028,799.76	To facilitate business operations	Pledge of cash deposit of HK$7,000,000 on 3 April 2002 Corporate guarantee for HK$7,000,000 dated 8 March 2002	Yes
CEC/CCW	15 October 2002 (original date: 30 July 1999)			HSBC	47,924,587.65 jointly available to CEC and CCW	4,775,301.73	To facilitate business operations	An "all monies" legal charge and an "Assignment of Rental" over ONFEM Tower dated 9 January 2001 (full settlement of the Remaining HSBC Facility on 2 October 2003) Corporate guarantee for HK$45,000,000 dated 21 July 2000 (settlement of guaranteed indebtedness by the Company on 1 April 2003 of approximately HK$45,833,000 which included penalty interest of approximately HK$833,000) Charge over cash deposits of not less than HK$25,000,000 before 25 September 2000 (being offset due to the settlement of guaranteed indebtedness by the Company on 1 April 2003 as above)	Yes
Total		587,060,000 as at 30 June 2002	9.36%		54,924,587.65	11,804,101.49			

Since certain conditions precedent to the Debt Restructuring Proposals have not been fulfilled on or before 31 August 2003, the Debt Restructuring Proposals have lapsed in accordance with their terms. On 8 September 2003, an adjourned hearing was held at the Court and winding-up orders against CCW and CEC respectively were made by the Court on the same date. For more information on the winding-up of CCW and CEC, please refer to the Company's announcement dated 11 September 2003. For information on the legal actions against the Condo Minority Shareholders, please refer to the Second Announcement.

As a result of such winding-up order against CEC, ICIC issued a demand letter dated 17 September 2003 to each of CEC and the Company respectively demanding full repayment on the ICIC A Facility (including loan principal and interest accrued thereon) of approximately HK$7,045,000 as at 16 September 2003. In view of the fact that the ICIC A Facility had already been fully secured by the Company's pledged fixed deposit and fully reflected in the consolidated accounts of the Group, the then possible realisation of the pledged fixed deposit by ICIC was not expected to have any material adverse impact on the financial position of the Group. The ICIC A Facility was subsequently repaid in full by the Company on 2 October 2003.

In addition, HSBC issued a demand letter dated 25 September 2003 to CEC and a demand letter dated 26 September 2003 to Virtyre Limited (a wholly-owned subsidiary of the Company) respectively demanding immediate repayment of approximately HK$4,774,000 as at 24 September 2003 (which is the outstanding balance of the Remaining HSBC Facility) together with further interest to be accrued thereon. In light of the fact that the Remaining HSBC Facility had already been fully secured by the Remaining HSBC Securities and fully reflected in the consolidated accounts of the Group, the then demand of repayment of the Remaining HSBC Facility was not expected to have any material adverse impact on the financial position of the Group. The Remaining HSBC Facility was fully repaid by the ONFEM Group on 2 October 2003.

Polycrown Group

The Polycrown Facility of up to HK$28,390,000 granted to PEL (Please refer to Table 11 below)

Table 11

The following banking facility is referred to as the "Polycrown Facility".

The guarantee and securities provided by the ONFEM Group for the Polycrown Facility listed under the column headed "Securities provided by ONFEM Group" are collectively referred to as the "Polycrown Guarantees".

Name of subsidiary	Date of transaction	Relevant net tangible assets of the Group *(HK$)*	Financial assistance as percentage of relevant net tangible assets as at the date of transaction	Banker	Amount of banking facility *(HK$)*	Balance (including principal and interest accrued) as at 30 June 2003 *(HK$)*	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Minority Shareholder
PEL	15 October 2002 (original date: 21 August 2001)	587,060,000 as at 30 June 2002	4.84%	HSBC	28,390,000	28,869,011.41	To facilitate business operations	A second fixed legal charge and a second supplement to the "Assignment of Rental" over ONFEM Tower both dated 3 October 2001 Corporate guarantee for HK$28,300,000 dated 31 May 2001	Yes

(II) LOANS FROM THE COMPANY TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

Loan from the Company to CEC (Please refer to Table 12 below)

Table 12

Name of subsidiary	Date of agreement	Relevant net tangible assets of the Group *(HK$)*	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of agreement	Loan amount *(HK$)*	Amount outstanding (including principal and interest accrued) as at 30 June 2003 *(HK$)*	Purpose of the loan	Advances from Minority Shareholders
The following loan is referred to as the "Condo A Loan".							
CEC	21 April 1998	1,026,840,000 as at 31 December 1997	0.10%	1,040,000	1,040,000	To finance the general working capital requirement	HK$960,000 (proportional to the 48 per cent. shareholding of the Condo Minority Shareholders)

Enful Group

Loan from the Company to EEL (Please refer to Table 13 below)

Table 13

Name of subsidiary	Date of transaction	Relevant net tangible assets of the Group *(HK$)*	Financial assistance as percentage of relevant net tangible assets of the Group as at the date of transaction	Loan amount *(HK$)*	Amount outstanding (including principal and interest accrued) as at 30 June 2003 *(HK$)*	Purpose of the loan	Counter-indemnities from Minority Shareholder	Advances from Minority Shareholder
The following loan is referred to as the "Enful A Loan".								
EEL	27 March 1997	933,454,000 as at 30 June 1996	0.28%	2,587,427	2,587,427	To finance the general working capital requirement	Yes	HK$2,248,235 (not proportional to shareholding and please refer to subsection (A) of the section headed "Reasons for ONFEM Group Providing Financial Assistance to Non Wholly-owned Subsidiaries")

REASONS FOR ONFEM GROUP PROVIDING FINANCIAL ASSISTANCE TO NON WHOLLY-OWNED SUBSIDIARIES

(A) Condo Group, Enful Group and Polycrown Group

Each of the Condo Group, the Enful Group and the Polycrown Group is in the construction business and insofar as guarantees to the financial institutions are concerned, the Company's experience was that the financial institutions would not accept pro-rata personal guarantees from the Minority Shareholders in lieu of a corporate guarantee from the Company.

Save and except the Condo A Loan (which has proportional shareholders' contributions), the Enful A Loan and the Enful G Loan, all other financial assistance transactions set out in Tables 1 to 13 (except Table 9) were entered into by the ONFEM Group on the basis that the relevant Minority Shareholders have provided counter-indemnities or personal guarantees to the ONFEM Group to indemnify a pro-rata portion of the losses and liabilities which the ONFEM Group may incur under these transactions.

With respect to the Enful A Loan and the Enful G Loan, notwithstanding that the Enful Minority Shareholder has provided its shares of contribution of HK$2,248,235 (representing approximately 46.49% of total contribution) and HK$800,000 (representing approximately 28.57% of total contribution) respectively which were not pro-rata to its shareholding in EEL (i.e. 48%), the Enful Minority Shareholder has also provided counter-indemnities to the ONFEM Group to indemnify the losses and liabilities which the ONFEM Group may incur under the Enful A Loan and the Enful G Loan due to the shortfalls in its shares of contribution from its exact pro-rata portion of 48% (i.e. approximately 1.51% and 19.43% respectively).

(B) ZOBHP

ZOBHP is owned as to 80 per cent. by OCL and as to 20 per cent. by the ZOBHP Minority Shareholder. The ZOBHP A Loans and ZOBHP B Loan which may be construed as provision of financial assistance to connected persons by the Stock Exchange were pro-rata funds advanced by OCL while the ZOBHP Minority Shareholder has yet to match its share of the funding within the scheduled time limit. Notwithstanding repeated demands made by ZOBHP to the ZOBHP Minority Shareholder for payments of its pro-rata funding, OCL was given to understand that the pro-rata funding from the ZOBHP Minority Shareholder was not forthcoming. To maintain the operation of ZOBHP which is in the interests of the Group, OCL had no choice other than to advance its own portion of funding (i.e. 80 per cent., OCL's pro-rata share, of each of the required funding), the ZOBHP A Loans and ZOBHP B Loan (please refer to items 1 and 2 of Table 9).

Save and except the Condo A Loan and the Enful A Loan (both are non-interest bearing), all other Loans are charged at commercial interest rates.

COUNTER-INDEMNITIES AND SHARE CHARGE

Various deeds of counter-indemnity, deeds of guarantee, indemnity letters and share charge were executed by the following parties in favour of the Company and/or OFL, its wholly-owned subsidiary, during the following periods:

Parties	Period
Condo Group Mr. Cheung, Mr. Ng, Mr. Yu, Silver Lake Asia Corporation, Spirit Sunshine Inc. and Turner Overseas Limited	Between March 1998 and March 2002
Enful Group Mr. Keung, Mr. Kong, Mr. Mak, Mr. Woo and Enful Minority Shareholder	Between May 1996 and January 2002
Polycrown Group Mr. Leung and Polycrown Minority Shareholder	Between January 1997 and July 2001

ADDITIONAL MEASURES AND PROCEDURES REGARDING FUTURE CONNECTED TRANSACTIONS

Since becoming aware of the breach of the Listing Rules as informed by the Stock Exchange and as described in this announcement, the Company has formulated various measures and put in place additional internal procedures with a view to better improving the compliance procedures regarding connected transactions under the Listing Rules. Such measures include (but not limited to) recruitment of qualified staff, establishment of internal audit team, periodic reviews of implementation of compliance procedures, more frequent reportings to independent non-executive Directors, training and compliance materials to be prepared and distributed to relevant personnel while the internal procedures will be rigorously enforced at all the relevant departments at the level of the Company as well as the subsidiaries. According to the internal procedures, the head of each relevant department of the Company or the subsidiaries concerned (as the case may be) is obliged to promptly inform the Board of such proposed transaction and the Board will make the final decision as to whether the transaction falls within Chapter 14 of the Listing Rules.

GENERAL

For those financial assistance transactions which fall under Rule 14.25 of the Listing Rules (i.e. transactions in Tables 1 to 9), the aggregate outstanding amount was approximately HK$169,218,000 as at 30 June 2003 representing approximately 36.00 per cent. of the Group's unaudited consolidated net tangible assets as at 30 June 2003 which was approximately HK$470,047,000.

As for those financial assistance transactions which fall under Rule 14.26 of the Listing Rules (i.e. transactions in Tables 10 to 13), the aggregate outstanding amount was approximately HK$44,301,000 as at 30 June 2003 representing approximately 9.42 per cent. of the Group's unaudited consolidated net tangible assets as at 30 June 2003.

The above comparisons to the Group's consolidated net tangible assets are required by the Stock Exchange on the basis that such comparisons would reflect the proportion of the amount of financial assistances granted by the Group to the value of the Group's net tangible assets, notwithstanding the substantial reduction of such net tangible assets due to the recognition of losses incurred by the relevant subsidiaries over the years upon consolidation of their respective accounts. Consequently, any loss that the Company might incur as a result of the granting of the financial assistances as set out in this announcement would have already been covered by such losses of the relevant subsidiaries, as such operating losses are sufficiently large and have been recognised in the Group's consolidated accounts. The net effect is that any residual losses resulting from the granting of the financial assistances would have an immaterial impact (if any) on the Group's financial position.

On 20 February 2002, BEA, pursuant to the terms of a charge over deposit for which the Company was the guarantor of banking facilities granted by BEA to CCW and CEC, applied part of the deposit of the Company with BEA in the sum of HK$5,010,000 in settlement of the indebtedness owed by CCW and CEC to BEA.

On the same date, BEA, pursuant to the terms of another charge over deposit for which the Company was the guarantor of banking facilities granted by BEA to EEL, applied part of this deposit of the Company with BEA in the sum of HK$10,040,000 in settlement of the indebtedness owed by EEL to BEA.

None of the Minority Shareholders, who should have contributed their pro-rata share of bank guarantees, securities and/or shareholder's loans, is connected with any of the Directors, chief executive or substantial shareholders of the Company, or any of their respective associates, other than being substantial shareholders and/or directors of the companies of the relevant non wholly-owned subsidiary groups to which financial assistance was provided.

Given that these transactions took place over several years and given the changes in personnel of the Company during the past few years, substantial time was required to gather and ascertain the relevant financial information and documents in relation to these transactions. This has inevitably delayed the release of this announcement.

A circular to the Shareholders containing, among other things, details of the connected transactions in relation to the Polycrown Facility (the value of which was higher than 3 per cent. of the consolidated net tangible assets of the Group as at the latest time prior to 31 March 2003 when the Polycrown Facility was renewed), the Condo A Loan and the Enful A Loan (each of which is not considered by the Stock Exchange to be on normal commercial terms) is required under Rule 14.26 of the Listing Rules. The circular will also include more background information such as counter-indemnities with respect to the financial assistances set out above. The circular, together with a letter of advice from an independent financial adviser to the Independent Shareholders in respect of these connected transactions and a notice convening the special general meeting of the Company for the Independent Shareholders to approve (for the purposes of complying with the Listing Rules) these connected transactions, will be despatched as soon as practicable after the publication of this announcement for the information of the Shareholders.

The Stock Exchange reserves its rights to take appropriate action against the Company and the relevant Directors in relation to the above-mentioned breaches of the Listing Rules.

Trading in its shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 2 September 2003 pending the then release of an announcement dated 11 September 2003. The Stock Exchange subsequently requires that the suspension in trading be continued pending the release of this announcement. Application has been made by the Company for the resumption in trading of its shares on the Stock Exchange with effect from 9:30 a.m. on 13 October 2003.

DEFINITIONS

"BDUK"	Bridgman Doors Limited, a company incorporated in England, the United Kingdom, an independent third party not connected with the Directors, chief executive, substantial shareholder of the Company or any of its subsidiaries or an associate of any of them as at the date of this announcement
"BEA"	The Bank of East Asia, Limited
"BFD"	Bridgman Fire Doors (H.K.) Limited, a company incorporated in Hong Kong and an indirect 52 per cent. non wholly-owned subsidiary of the Company
"Board"	the board of Directors (including the independent non-executive Directors)
"BVI"	British Virgin Islands
"CCW"	Condo Curtain Wall Company Limited (in liquidation), a company incorporated in Hong Kong and an indirect 52 per cent. non wholly-owned subsidiary of the Company

Term	Meaning
"CCW Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CCW to its Creditors dated 17 April 2003
"CEC"	Condo Engineering (China) Limited (in liquidation), a company incorporated in Hong Kong and an indirect 52 per cent. non wholly-owned subsidiary of the Company
"CEC A Loans"	has the meaning ascribed to it in Table 6 above
"CEC B Loan"	has the meaning ascribed to it in Table 6 above
"CEC Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CEC to its Creditors dated 17 April 2003
"CMB"	China Merchants Bank
"CMB Sub-branch"	China Merchants Bank Shenzhen Shangbu Sub-branch
"Company"	ONFEM Holdings Limited
"Condo A Loan"	has the meaning ascribed to it in Table 12 above
"Condo B Loans"	has the meaning ascribed to it in Table 3 above
"Condo C Loans"	has the meaning ascribed to it in Table 3 above
"Condo D Loans"	has the meaning ascribed to it in Table 3 above
"Condo E Loans"	has the meaning ascribed to it in Table 4 above
"Condo Facilities"	has the meaning ascribed to it in Table 10 above
"Condo Group"	CCW, Wellstep and their respective subsidiaries
"Condo Guarantees"	has the meaning ascribed to it in Table 10 above
"Condo Minority Shareholders"	the minority shareholders of the Condo Group, namely Mr. Yu, Mr. Cheung and Mr. Ng, each holding 16 per cent. of the beneficial interest in each of CCW and Wellstep (through their respective BVI companies)
"Court"	the High Court of Hong Kong
"Creditors"	all the unsecured creditors of CCW and CEC as listed out in Schedule 2 of the CCW Proposal and the CEC Proposal respectively
"Debt Restructuring Proposals"	the CCW Proposal and the CEC Proposal
"Directors"	directors (including independent non-executive directors) of the Company
"EDB"	Enful Design and Build Limited, a company incorporated in Hong Kong and an indirect 52 per cent. non wholly-owned subsidiary of the Company
"EEL"	Enful Engineering Limited, a company incorporated in Hong Kong and an indirect 52 per cent. non wholly-owned subsidiary of the Company
"EEL A Loan"	has the meaning ascribed to it in Table 7 above
"EEL B Loan"	has the meaning ascribed to it in Table 7 above
"EHL"	Enful Holdings Limited, a company incorporated in the BVI and an indirect 52 per cent. non wholly-owned subsidiary of the Company
"Enful A Loan"	has the meaning ascribed to it in Table 13 above
"Enful B Loan"	has the meaning ascribed to it in Table 5 above
"Enful C Loans"	has the meaning ascribed to it in Table 5 above
"Enful D Loan"	has the meaning ascribed to it in Table 5 above
"Enful E Loans"	has the meaning ascribed to it in Table 5 above
"Enful Facilities"	has the meaning ascribed to it in Table 2 above
"Enful F Loans"	has the meaning ascribed to it in Table 5 above
"Enful G Loan"	has the meaning ascribed to it in Table 5 above
"Enful Group"	EHL and its subsidiaries
"Enful Guarantees"	has the meaning ascribed to it in Table 2 above
"Enful Minority Shareholder"	the minority shareholder of the Enful Group, namely Sinowise Development Limited, a company incorporated in Hong Kong, which holds 48 per cent. of the beneficial interest in EHL and is in turn owned as to 22 per cent. by Mr. Keung, 22 per cent. by Mr. Mak, 26 per cent. by Mr. Woo and 30 per cent. by Mr. Kong
"First Announcement"	the Company's announcement dated 14 February 2003
"GBP"	Great British Pounds, the lawful currency of the United Kingdom from time to time
"Group"	the Company and its subsidiaries
"Hang Seng"	Hang Seng Bank Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"HSBC Facility"	the loan of HK$47,924,587.65 granted by HSBC to CCW and CEC jointly on 15 October 2002
"HSBC Securities"	an "all monies" legal charge and an "assignment of rental" over ONFEM Tower dated 9 January 2001, a corporate guarantee for HK$45,000,000 dated 21 July 2000 and a charge over cash deposits of not less than HK$25,000,000 before 25 September 2000
"ICIC"	Industrial and Commercial International Capital Limited
"ICIC A Facility"	the banking facility of HK$7,000,000 granted by ICIC to CEC on 8 March 2002
"ICIC A Guarantees"	the corporate guarantee for HK$7,000,000 dated 8 March 2002 and a pledge of cash deposit of HK$7,000,000 on 3 April 2002 as securities for the ICIC A Facility
"ICIC B Facility"	the banking facility of HK$8,000,000 granted by ICIC to EEL on 13 June 2002
"ICIC B Guarantees"	the corporate guarantee for HK$8,000,000 dated 21 June 2002 and a pledge of cash deposit of HK$8,000,000 on 21 June 2002 as securities for the ICIC B Facility
"Independent Shareholders"	Shareholders (including China Nonferrous Metals Group (Hong Kong) Limited (in liquidation) and its wholly-owned subsidiary, being together the 53.87% controlling Shareholder or, as the case may be, China Minmetals HK (Holdings) Ltd., if and when its proposed acquisition of the controlling interest in the Company, as announced by the Company in its announcement dated 12 August 2003, has been completed) other than, if applicable, the Minority Shareholders
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loans"	Condo A Loan, Condo B Loans, Condo C Loans, Condo D Loans, Condo E Loans, Enful A Loan, Enful B Loan, Enful C Loans, Enful D Loan, Enful E Loans, Enful F Loans, Enful G Loan, CEC A Loans, CEC B Loan, EEL A Loan, EEL B Loan, PEL Loan, ZOBHP A Loans and ZOBHP B Loan
"Minority Shareholder(s)"	the Condo Minority Shareholders, the Enful Minority Shareholder, the Polycrown Minority Shareholder and/or the ZOBHP Minority Shareholder, as the context may require
"Mr. Cheung"	Mr. Cheung Sui Keung, a director of each of CEC, CCW and SHJQ respectively. Mr. Cheung tendered his resignation as a director of SHJQ which will take effect upon registration with the relevant PRC authorities
"Mr. Keung"	Mr. Keung Chee Cheong, a director of each of EEL and EDB respectively
"Mr. Kong"	Mr. Kong Chi Yeung who is neither a director of EEL nor a director of EDB as at the date of this announcement, but was a director of EEL from 24 October 1990 to 31 August 2000 and a director of EDB from 26 June 1995 to 31 August 2000
"Mr. Leung"	Mr. Leung Pok Ching, a director of PEL
"Mr. Mak"	Mr. Mak Yun Wo, Simon, a director of each of EEL and EDB respectively
"Mr. Ng"	Mr. Ng Tze Kwan, a director of each of CEC, CCW and SHJQ respectively
"Mr. Woo"	Mr. Woo King Kwong who is neither a director of EEL nor a director of EDB as at the date of this announcement, but was a director of EEL from 18 July 1988 to 22 July 1998 and a director of EDB from 26 June 1995 to 22 July 1998
"Mr. Yu"	Mr. Yu Lap On, Stephen, a director of each of CEC and CCW respectively
"OCL"	ONFEM Company Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"OFL"	ONFEM Finance Limited, a company incorporated in the BVI and a wholly-owned subsidiary of the Company
"ONFEM Group"	the Company and/or its wholly-owned subsidiaries, as the context may require
"PEL"	Polycrown Engineering Limited, a company incorporated in Hong Kong and an indirect 51 per cent. non wholly-owned subsidiary of the Company
"PEL Loan"	has the meaning ascribed to it in Table 8 above
"PHL"	Polycrown Engineering (Holdings) Limited, a company incorporated in the BVI and an indirect 51 per cent. non wholly-owned subsidiary of the Company
"Polycrown Facility"	has the meaning ascribed to it in Table 11 above
"Polycrown Group"	PHL and its subsidiaries
"Polycrown Guarantees"	has the meaning ascribed to it in Table 11 above
"Polycrown Minority Shareholder"	the minority shareholder of the Polycrown Group, namely Polyrich Profits Limited (a company incorporated in the BVI and wholly-owned by Mr. Leung) holding 49 per cent. of the beneficial interest in PHL
"PRC"	the People's Republic of China
"Remaining HSBC Facility"	the outstanding balance of the HSBC Facility of approximately HK$4,774,000 as at 24 September 2003 as a result of the Repayment
"Remaining HSBC Securities"	an "all monies" legal charge and an "assignment of rental" over ONFEM Tower, which are the remaining securities provided by the Company and its wholly-owned subsidiaries on the HSBC Facility (after the Repayment)
"Repayment"	the repayment of approximately HK$45,833,000, which amount included penalty interest of approximately HK$833,000 on the HSBC Facility (part of the Condo Facilities), made by the Company on 1 April 2003
"RMB"	Renminbi, the lawful currency of the PRC from time to time
"Second Announcement"	the Company's announcement dated 18 July 2003
"Shareholders"	shareholders of the Company
"SHJQ"	Shanghai Jin Qiao Condo Decoration Engineering Company Limited (上海金橋瑞和裝飾工程有限公司), a Sino-foreign cooperative joint venture in the PRC and a 90.39 per cent. non wholly-owned subsidiary of CEC
"SHJQ Facility"	has the meaning ascribed to it in Table 1 above
"SHJQ Minority Shareholder"	the minority investor of SHJQ, namely Shanghai Huayuan Aite Curtain Wall Engineering Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC holding 9.61 per cent. of the equity interest in SHJQ
"SHJQ Security"	has the meaning ascribed to it in Table 1 above
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of the United States of America from time to time
"Wellstep"	Wellstep Management Limited, a company incorporated in the BVI and an indirect 52 per cent. non wholly-owned subsidiary of the Company
"ZOBHP"	Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司), a Sino-foreign equity joint venture in the PRC and an indirect 80 per cent. non wholly-owned subsidiary of the Company
"ZOBHP A Loans"	has the meaning ascribed to it in Table 9 above
"ZOBHP B Loan"	has the meaning ascribed to it in Table 9 above
"ZOBHP Minority Shareholder"	the minority investor of ZOBHP, namely Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司), a company incorporated in the PRC holding 20 per cent. of the equity interest in ZOBHP. Mr. Xia Lingsheng is a director of each of Zhuhai Shining Metals Group Inc. and ZOBHP respectively. Mr. Chen Fei was a director of Zhuhai Shining Metals Group Inc and was also a director of ZOBHP

For the purposes of this announcement, approximate Hong Kong dollar equivalents of non-HK$-denominated sums are shown in brackets using exchange rates of HK$7.783 = US$1, HK$1 = RMB1.061 and HK$12.481 = GBP1.

The terms "BDUK", "Condo Minority Shareholders", "Enful Minority Shareholder", "Polycrown Minority Shareholder", "SHJQ Minority Shareholder" and "ZOBHP Minority Shareholder" are defined by reference to records maintained by and information made available to the Company.

By order of the Board
Wong Xingdong
Managing Director

Hong Kong, 10 October 2003

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，且明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


SEC MAIL PROCESSING
RECEIVED
OCT 23 2003

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

關連交易

按日期為二零零三年二月十四日刊發之第一份公佈所述，本公司就其向一間銀行提供擔保以作為保證償還本公司若干非全資附屬公司之債項被聯交所視為構成上市規則項下之關連交易，即向關連人士提供財務資助。因此，本公司審閱了其所知悉之本集團過往進行類似性質之交易。本公司明白，該等交易被聯交所視為向關連人士提供財務資助，因此本公司已違反上市規則。

鑒於該等交易於多年內發生及本公司在過去數年之人事變動，故需要相當時間蒐集及確定有關該等交易之相關財務資料及文件，令本公佈之刊發不免受到阻延。本公司已向聯交所提交一份報告，其中載有有關本公司在審閱該等交易後確定於二零零三年三月三十一日仍存在之類似性質交易之詳情(其載於本公佈內，未償還之金額已更新至二零零三年六月三十日)，有關詳情概述如下：

i. 本公司及其一間全資附屬公司就瑞和工程、瑞和中國、金橋瑞和、銀豐工程及多利加工程獲授之銀行信貸而提供公司擔保、現金存款抵押及東方有色集團一項物業之抵押，於二零零三年六月三十日其未償還金額約為41,289,000港元；及

ii. 本公司及其兩間全資附屬公司分別向瑞和中國、金橋瑞和、銀豐工程、銀豐設計、多利加工程及海天置業提供之貸款，於二零零三年六月三十日其金額合共約為133,230,000港元(包括利息)。

除(i)按第二份公佈所披露，金橋瑞和信貸已於二零零三年七月十八日獲續期；(ii)金橋瑞和截至二零零三年八月十五日就瑞和B貸款償還約797,000美元(本金額760,000美元連同利息約37,000美元，相等於合共約6,203,000港元)；及(iii)按本公佈所披露，東方有色集團已於二零零三年十月二日悉數償還工商國際A信貸及旅下匯豐信貸外，東方有色集團與其非全資附屬公司之間並無任何其他根據上市規則須發出公佈披露之現有財務資助交易。

[illegible]

但聯交所認為，由於該等交易並未按上市規則所規定之方式作出披露及／或經本公司股東批准，因此該等交易已違反上市規則。本公司注意到聯交所之意見，且已反覆向聯交所表示，就其所深知，本公司並不知悉有任何事項顯示該等違規情況(如有)乃故意作出。然而，聯交所保留權利就違反上市規則對本公司及有關董事採取適當行動，聯交所認為任何違反上市規則之行為即使並非故意，仍屬違規。

少數股東(除了是獲本公司提供財務資助之有關附屬公司的主要股東及／或董事外)與本公司任何董事、行政總裁或主要股東或任何彼等各自之聯繫人士概無關係。

董事已制定及落實額外之內部程序，以進一步改善上市規則項下有關關連交易之遵守程序。

根據上市規則第14.28條，本公司須向本公司股東寄出一份載有有關關連交易詳情之通函，其中包括多利加信貸(多利加信貸於二零零三年三月三十一日前之最後續期時，其價值超出本集團之綜合有形資產淨值之3%)、瑞和A貸款及銀豐A貸款(聯交所認為瑞和A貸款及銀豐A貸款並非按一般商業條款進行)，該通函連同獨立財務顧問就該等關連交易向獨立股東發出之意見函件將於本公佈刊登後於實際可行情況下儘快寄發予本公司股東參照。

本公司之股份已由二零零三年九月二日上午九時三十分起暫停在聯交所買賣，待發出日期為二零零三年九月十一日之公佈。聯交所其後要求繼續暫停買賣，待發出本公佈。本公司已申請其股份自二零零三年十月十三日上午九時三十分起恢復在聯交所買賣。

按第一份公佈所述，本公司就其向一間銀行提供擔保以作為保證償還本公司若干非全資附屬公司之債項被聯交所視為構成上市規則項下之關連交易，即向關連人士提供財務資助。因此，本公司審閱了其所知悉之本集團過往進行類似性質之交易。本公司明白，該等交易被聯交所視為向關連人士提供財務資助，因此本公司已違反上市規則。

按第二份公佈所述，本公司就延續一筆先前授予一間非全資附屬公司之貸款，而以現金存款抵押方式向一間銀行提供若干抵押，亦被聯交所視為構成上市規則項下向關連人士提供財務資助。

鑒於該等交易於多年內發生及本公司在過去數年之人事變動，故需要相當時間蒐集及確定有關該等交易之相關財務資料及文件，令本公佈之刊發不免受到阻延。本公司已於二零零三年六月二十日向聯交所提交一份報告，其中載有有關本公司在審閱該等交易後確定而於二零零三年三月三十一日仍存在之類似性質交易之詳情[illegible]。

除(i)按第二份公佈所披露，金橋瑞和信貸已於二零零三年七月十八日獲續期；(ii)金橋瑞和截至二零零三年八月十五日就瑞和B貸款償還約797,000美元(本金額760,000美元連同利息約37,000美元，相等於合共約6,203,000港元)；及(iii)按本公佈所披露，東方有色集團已於二零零三年十月二日悉數償還工商國際A信貸及旅下匯豐信貸外，東方有色集團與其非全資附屬公司之間並無任何其他根據上市規則須發出公佈披露之現有財務資助交易。

[illegible]

本公司之董事[illegible]

有關本集團、瑞和集團、銀豐集團、多利加集團及海天置業之資料

i. **本集團**

[illegible]

ii. **瑞和集團**

[illegible]

於截至二零零二年十二月三十一日止年度，瑞和中國之經審核除稅前及除稅後淨虧損額均約為36,525,000港元。於截至二零零一年十二月三十一日止年度，瑞和中國之經審核除稅前及除稅後淨虧損額均約為44,699,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，瑞和中國之經審核有形資產淨值負額分別約為175,260,000港元及138,735,000港元。

於截至二零零二年十二月三十一日止年度，瑞和工程之經審核除稅前及除稅後淨虧損額均約為57,292,000港元。於截至二零零一年十二月三十一日止年度，瑞和工程之經審核除稅前及除稅後淨虧損額均約為51,442,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，瑞和工程之經審核有形資產淨值負額分別約為129,281,000港元及71,989,000港元。

於截至二零零二年十二月三十一日止年度，金橋瑞和之經審核除稅前及除稅後淨虧損額均約為28,707,000元人民幣(相等於約27,057,000港元)。於截至二零零一年十二月三十一日止年度，金橋瑞和之經審核除稅前及除稅後純利分別約為5,005,000元人民幣(相等於約4,718,000港元)及4,728,000元人民幣(相等於約4,456,000港元)。金橋瑞和於二零零二年十二月三十一日之經審核有形資產淨值負額及於二零零一年十二月三十一日之經審核有形資產淨值分別約為13,793,000元人民幣(相等於約13,057,000港元)及15,914,000元人民幣(相等於約15,000,000港元)。

由於債務重組計劃之若干先決條件未能於二零零三年八月三十一日或之前達成，故債務重組計劃已經失效。於二零零三年九月八日，[illegible]向瑞和中國發出清盤令[illegible]。有關詳情，請參閱本公司日期為二零零三年九月十一日之公佈。

由於瑞和中國被發出清盤令，工商國際分別向瑞和中國及本公司發出日期為二零零三年九月十七日之催款信，要求悉數償還截至二零零三年九月十六日約7,045,000港元之工商國際A信貸(包括貸款之本金額及其應計利息)。鑒於工商國際A信貸已由本公司之抵押定期存款全數擔保，並於本集團之綜合賬目中作全面反映，故工商國際當時可能要求動用抵押定期存款一事，預期不會對本集團之財務狀況造成任何重大不利影響。工商國際A信貸其後由本公司於二零零三年十月二日悉數償還。

此外，匯豐向瑞和中國及Virtyre Limited (本公司之全資附屬公司)分別發出日期為二零零三年九月二十五日及二零零三年九月二十六日之催款信，要求即時償還旅下匯豐信貸於二零零三年九月二十四日之未償還額約4,774,000港元，連同其應計之利息。鑒於旅下匯豐信貸已由旅下匯豐抵押品作全數抵押，並於本集團之綜合賬目中作全面反映，故當時要求償還旅下匯豐信貸一事，預期不會對本集團之財務狀況構成任何重大不利影響。旅下匯豐信貸已由東方有色集團於二零零三年十月二日悉數償還。

截至本公佈日，金橋瑞和之債權人並無向其提出清盤呈請，亦無正式要求金橋瑞和償還銀行債項。

iii. **銀豐集團**

銀豐集團主要在香港及中國從事高級防火門、室內工程、裝填建築工程及保護項目之業務。銀豐工程主要從事製造、分銷及安裝防火材料，銀豐設計之主要業務為提供室內設計及安裝服務，但自二零零零年起已暫停營業。有關銀豐集團之股權架構，詳見下文「股權架構」一節內之圖表二。

於截至二零零二年十二月三十一日止年度，銀豐工程之未經審核除稅前及除稅後淨虧損額均約為7,117,000港元。於截至二零零一年十二月三十一日止年度，銀豐工程之經審核除稅前及除稅後淨虧損額均約為6,530,000港元。銀豐工程於二零零二年十二月三十一日之未經審核有形資產淨值負額及銀豐工程於二零零一年十二月三十一日之經審核有形資產淨值負額分別約37,645,000港元及30,528,000港元。

於截至二零零二年十二月三十一日止年度，銀豐設計之經審核除稅前及除稅後純利均約為279,000港元。於截至二零零一年十二月三十一日止年度，銀豐設計之經審核除稅前及除稅後淨虧損額均約為1,679,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，銀豐設計之經審核有形資產淨值負額分別約19,338,000港元及19,617,000港元。

iv. **多利加集團**

多利加集團主要在香港及中國從事有關消防服務、給水及排水及工廠之機電工程項目、工程設計、地盤管理、設備供應及安裝。多利加工程主要從事機電工程項目。有關多利加集團之股權架構，詳見下文「股權架構」一節內之圖表三。

於截至二零零二年十二月三十一日止年度，多利加工程之經審核除稅前及除稅後淨虧損額分別約69,556,000港元及70,594,000港元。於截至二零零一年十二月三十一日止年度，多利加工程之經審核除稅前及除稅後淨虧損額分別約50,779,000港元及51,047,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，多利加工程之經審核有形資產淨值負額分別約120,307,000港元及49,713,000港元。

v. **海天置業**

海天置業為於中國的一間中外合資經營企業，從事位於珠海之海天花園項目之開發、物業銷售及租賃之房地產公司。有關海天置業之股權架構，詳見下文「股權架構」一節內之圖表四。

於截至二零零二年十二月三十一日止年度，海天置業之經審核除稅前及除稅後淨虧損額均約為3,676,000元人民幣(相等於約3,465,000港元)。於截至二零零一年十二月三十一日止年度，海天置業之經審核除稅前及除稅後淨虧損額均約為4,371,000元人民幣(相等於約4,120,000港元)。於二零零二年十二月三十一日及二零零一年十二月三十一日，海天置業之經審核有形資產淨值分別約136,419,000元人民幣(相等於約128,576,000港元)及131,094,000元人民幣(相等於約123,557,000港元)。

瑞和工程、瑞和中國、金橋瑞和、銀豐工程、銀豐設計、多利加工程及海天置業均為本公司之間接非全資附屬公司。當瑞和信貸、金橋瑞和信貸、銀豐信貸、多利加信貸及各筆貸款各自生效時，各瑞和少數股東、銀豐少數股東、多利加少數股東及海天置業少數股東曾為(且仍然為)上市規則項下之關連人士，而本公司(及／或本公司一間全資附屬公司)向一間非全資附屬公司提供該等財務資助則構成上市規則項下之關連交易。有關各項關連交易所屬上市規則之指定規例，請參閱下文「上市規則項下之關連交易類別」一節。

上市規則項下之關連交易類別

(A) 第14.25(1)(a)條

金橋瑞和信貸、銀豐信貸及各筆貸款(不包括海天置業A貸款、海天置業B貸款、瑞和A貸款及銀豐A貸款)各自之價值在有關信貸於二零零三年三月三十一日前之最後續期時或有關貸款獲授出時，並不超過本集團之綜合有形資產淨值之3% (有關詳情請參閱表一至表八)。倘該等關連交易(如適用)須按聯交所要求根據上市規則第14.04(5)條合計，其總金額將超出上市規則第14.24(5)條項下之最低豁免限額並需刊發有關之公佈，該等交易將根據上市規則第14.25(1)(a)條載於本公司下一份年報內。

(B) 第14.25(2)(a)條

海天置業A貸款及海天置業B貸款(有關詳情請參閱表九)均屬上市規則第14.25(2)(a)條所述範圍，故將於本公司下一份年報內作出披露。

(C) 第14.26(6)條

瑞和信貸及多利加信貸各自之價值(有關詳情請參閱表十至表十一)在有關信貸於二零零三年三月三十一日之最後續期時，超出綜合有形資產淨值之3%。因此，瑞和信貸及多利加信貸各自構成本公司之關連交易，根據上市規則第14.26(6)條須經獨立股東於股東大會上批准。然而，如上文所述，瑞和信貸已按有關銀行提出之要求而悉數償還，故瑞和信貸將不再須獲獨立股東批准。

聯交所認為瑞和A貸款及銀豐A貸款之條款(有關詳情請參閱表十二至表十三)並非按一般商業條款進行，原因為(i)瑞和A貸款及銀豐A貸款並無收取利息；(ii)瑞和中國及銀豐工程並無分別就瑞和A貸款及銀豐A貸款提供抵押品；及(iii)由於瑞和A貸款及銀豐A貸款並非按個別各股東按比例供款，故於第一時間不償還欠款之風險須由本公司全部承擔。高院於二零零三年九月八日向瑞和中國發出清盤令，導致瑞和A貸款已告違約欠，但目前銀豐A貸款則未算為已違約。根據上市規則第14.26(6)條，該兩項交易須經獨立股東於股東大會上批准。

表一至表十三所載所有關連交易於各財政年度年結日之未償還金額，已於各有關年度之本公司年報內作出披露。然而，由於本公司過往並不視該等交易為關連交易，故該等披露並非按照上市規則之規定而作出。

關連交易之目的及條款

(A) 銀行信貸

就為使彼等各自業務運作及彼等各自預期之業務擴展而言，瑞和工程、瑞和中國、金橋瑞和、銀豐工程及多利加工程均需要瑞和信貸、金橋瑞和信貸、銀豐信貸及多利加信貸(視乎情況而定)。

董事認為，瑞和擔保、金橋瑞和抵押品、銀豐擔保及多利加擔保之條款就獨立股東之利益而言屬公平合理，而瑞和擔保、金橋瑞和抵押品、銀豐擔保及多利加擔保乃按一般商業條款進行。董事乃按照以下基準提出該意見：(i)如下文之表格所載提供財務資助之主要條款；(ii)第三方銀行債權人對本公司及有關附屬公司／各附屬公司具體情況之信貸評估；及(iii)董事會僅就目前狀況而言提出意見，有關意見並無追溯效力。就若干銀行信貸之續期日期而言，本公司並未接獲任何書面或正式續期，有關之附屬公司仍繼續獲授有關信貸。

(B) 股東貸款

各筆貸款乃用作應付有關非全資附屬公司之營運資金所需或為即將到期之若干現有貸款再融資(視乎情況而定—詳情請參閱表三至表九及表十二至表十三)。基於該等貸款乃用作應付有關非全資附屬公司之必要資金所需，董事認為，在有關貸款之息率及還款日期方面，該等貸款(瑞和A貸款及銀豐A貸款除外)各自之條款就有關獨立股東之利益而言屬公平合理，及按市場慣例，該等貸款(瑞和A貸款及銀豐A貸款除外)乃按一般商業條款進行。

於一九九八年四月二十一日，本公司向瑞和中國提供瑞和A貸款1,040,000港元，該筆貸款並無計息，亦無固定還款期。瑞和少數股東亦按彼等所佔比例出資960,000港元(其中兩名瑞和少數股東按彼等所佔比例同時出資，其餘一名則於兩個月後按其所佔比例出資)，亦無計息。基於瑞和A貸款及960,000港元之按比例出資之條款相同，董事會認為該安排乃按一般商業條款進行。

於一九九七年三月二十七日，本公司向銀豐工程提供銀豐A貸款2,567,427港元，該筆貸款並無計息，亦無固定還款期。基於銀豐少數股東亦出資2,344,235港元(惟較其實際比例分配少1.51%)，董事會認為銀豐A貸款之條款亦按一般商業條款進行。

惟基於「上市規則項下之關連交易類別」一節(C)分節所載之原因，聯交所認為瑞和A貸款及銀豐A貸款之條款並非按一般商業條款進行。

股權架構

圖表一：瑞和集團之集團架構

- 本公司 —100%→ 瑞和集團工程有限公司
- 余先生 —100%→ Turner Overseas Limited
- 張先生 —100%→ Silver Lake Asia Corporation
- 馬先生 —100%→ Spirit Syndicate Inc.
- Turner Overseas Limited、Silver Lake Asia Corporation、Spirit Syndicate Inc. 各16%
- 瑞和集團工程有限公司 52% → 瑞和工程(附註)；52% → Wellstep
- Wellstep —100%→ 瑞和中國
- 瑞和中國 90.39%、金橋瑞和少數股東 9.61% → 金橋瑞和

附註：各瑞和少數股東持有瑞和工程16%之實際權益。

圖表二：銀豐集團之集團架構

- 本公司 —100%→ Perfect Way Investments Limited
- 麥先生 22%、胡先生 26%、江先生 30%、麥先生 22% → 銀豐少數股東
- Perfect Way Investments Limited 51%、銀豐少數股東 49% → BHL
- BHL —100%→ 銀豐工程；—100%→ 銀豐設計

圖表三：多利加集團之集團架構

- 本公司 —100%→ ONFEM Investments Limited
- 梁先生 —100%→ 多利加少數股東
- ONFEM Investments Limited 51%、多利加少數股東 49% → PHL
- PHL —100%→ 多利加工程

圖表四：海天置業之股權架構圖表

- 本公司 —100%→ 東方有色
- 東方有色 80%、海天置業少數股東 20% → 海天置業

下表載列被聯交所視為違反上市規則之交易詳情。如上文所述，本公司謹此提述第一份公佈及第二份公佈，其中本公司分別表明上市規則之財務資助條文並不適用於該等交易。

上市規則第14.25(1)(a)條項下之關連交易

(1) 東方有色集團就有關向非全資附屬公司授出之銀行信貸而提供之擔保及抵押品

瑞和集團

授予金橋瑞和最高達11,000,000元人民幣(相等於約10,368,000港元)之金橋瑞和信貸(請參閱下文表一)

表一

以下銀行信貸稱為「金橋瑞和信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就金橋瑞和信貸而提供之抵押品稱為「金橋瑞和抵押品」。

附屬公司名稱	交易日期	本集團之相關有形資產淨值(港元)	於交易日期財務資助佔本集團相關有形資產淨值之百分比	往來銀行	銀行信貸金額(人民幣)	於二零零三年六月三十日之餘額(包括本金額及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	少數股東提供之反擔保
金橋瑞和	二零零二年七月二十二日	於二零零一年十二月三十一日為636,119,000	1.63%	招商支行	11,000,000元(相等於約10,368,000港元)	9,300,000	應付營運資金所需	於二零零二年七月十九日抵押予招商銀行之現金存款11,000,000港元，藉此招商銀行發出一封價值11,000,000港元之備用信用證	有

金橋瑞和信貸已於二零零三年七月十八日獲續期並將於二零零四年七月十五日到期。有關金橋瑞和信貸續期之條款及條件之更多詳情，請參閱第二份公佈。

銀豐集團

授予銀豐工程最高達13,000,000港元之銀豐信貸(請參閱下文表二)

表二

以下銀行信貸合稱為「銀豐信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就銀豐信貸而提供之擔保及抵押品合稱為「銀豐擔保」。

附屬公司名稱	交易日期	本集團之綜合有形資產淨值(港元)	於交易日期銀豐信貸佔本集團綜合有形資產淨值之百分比	往來銀行	銀行信貸金額(港元)	於二零零三年六月三十日之結餘(包括本金額及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	少數股東提供之反擔保
銀豐工程	二零零二年六月十三日			工商國際	8,000,000	8,032,979.37	提供營運資金	於二零零二年六月二十一日金額為8,000,000港元之現金存款抵押 日期為二零零二年六月二十一日金額為8,000,000港元之公司擔保	有
銀豐工程	二零零二年十一月十九日(原來日期:二零零一年十一月七日)			恒生	5,000,000	3,283,217.26	提供營運資金	於二零零一年十一月十二日訂立金額為5,000,000港元之擔保契據 於二零零一年十一月十五日及二零零二年二月五日金額分別為2,000,000港元及3,000,000港元之兩筆現金存款抵押	有
總計		於二零零二年六月三十日為587,060,000	2.21%		13,000,000	11,316,196.63			

就工商國際銀豐信貸之續期，工商國際要求本公司(i)繼續抵押其不少於8,000,000港元之定期存款及累計利息；及(ii)提供持續公司擔保8,000,000港元，信貸之條款及條件則維持不變。董事會將隨後考慮就該信貸款續期。

由於持續工商國際銀豐擔保之價值低於本集團於二零零三年六月三十日之未經審核綜合有形資產淨值3%，故有關此項關連交易之詳情(如其獲得續期)將根據上市規則第14.25(1)條之規定載於本公司下一份年報內。

(II) 本公司向非全資附屬公司提供之貸款

瑞和集團

A. 本公司向瑞和中國提供之貸款(請參閱下文表三)

表三

附屬公司名稱	協議日期	本集團之綜合有形資產淨值(港元)	於協議日期財務資助佔本集團綜合有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日尚未償還之金額(包括本金額及應計利息)(港元)	貸款目的	少數股東提供之反擔保
1. 以下貸款合稱為「瑞和B貸款」。							
瑞和中國	一九九八年三月二十四日			1,258,000	2,030,407.21	應付一般營運資金所需	有
瑞和中國	一九九八年三月三十日			1,400,000	2,343,435.86	應付一般營運資金所需	有
瑞和中國	一九九八年四月七日			1,100,000	1,834,843.64	應付一般營運資金所需	有
瑞和中國	一九九八年四月十四日			1,100,000	1,830,306.27	應付一般營運資金所需	有
瑞和中國	一九九八年四月二十四日			3,800,000	6,284,563.45	應付一般營運資金所需	有
瑞和中國	一九九八年五月十二日			5,500,000	9,038,482.08	應付一般營運資金所需	有
瑞和中國	一九九八年五月二十日			1,890,000	3,097,171.23	應付一般營運資金所需	有
瑞和中國	一九九八年五月二十一日			1,000,000	1,638,124.32	應付一般營運資金所需	有
瑞和中國	一九九八年五月二十九日			2,400,000	3,917,037.66	應付一般營運資金所需	有
總計		於一九九七年十二月三十一日為1,026,840,000	1.89%	19,448,000	32,014,371.72		
2. 以下貸款合稱為「瑞和C貸款」。							
瑞和中國	一九九八年十二月八日			15,493,600	702,436.23	作瑞和中國償還道亨銀行有限公司貸款用途(附註A)	有
瑞和中國	一九九九年四月十六日			969,653.50	1,390,859.44	應付一般營運資金所需	有
瑞和中國	一九九九年六月十七日			1,530,000	2,155,463.54	應付營運資金所需	有
總計		於一九九八年十二月三十一日為823,298,000	2.19%	17,993,253.50	4,248,759.21		
3. 以下貸款合稱為「瑞和D貸款」。							
瑞和中國	二零零零年三月八日			7,000,000	9,029,291.86	應付營運資金所需	有
瑞和中國	二零零零年七月十三日(提取日期:二零零零年七月二十日)			7,600,000	7,875,363.85	應付營運資金所需	有
瑞和中國	二零零零年八月一日			1,052,631.58	1,299,383.94	應付營運資金所需	有
總計		於一九九九年十二月三十一日為1,000,985,000	1.56%	15,652,631.58	18,204,039.65		

附註A

於一九九七年十二月二十九日，道亨銀行有限公司向瑞和中國提供最高達2,000,000美元之有期貸款，而該筆銀行信貸乃以本公司之2,000,000美元存款作抵押。於一九九八年七月八日，道亨銀行有限公司同意將該2,000,000美元銀行信貸之到期日延至一九九九年一月八日。

B. 本公司向金城瑞和提供之貸款(請參閱下文表四)

表四

以下貸款合稱為「瑞和E貸款」。

附屬公司名稱	協議日期	本集團之綜合有形資產淨值(港元)	於協議日期財務資助佔本集團綜合有形資產淨值之百分比	貸款額(美元)	於二零零三年六月三十日尚未償還之金額(包括本金額及應計利息)(港元)	貸款目的	少數股東提供之反擔保
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
總計		於二零零二年六月三十日為587,060,000	2.00%	1,510,000(約11,752,000港元)	12,174,782.25		

附註B

截至二零零三年八月十五日，金城瑞和支付約793,000美元(包括本金額760,000美元連同利息約33,000美元，相等於約6,173,000港元)以悉數償還本公司於二零零二年十月二十五日向金城瑞和授出之貸款760,000美元(相等於約5,915,000港元)。

附註C

於二零零三年八月十五日，金城瑞和償還本公司於二零零二年十二月二十七日向金城瑞和授出之貸款750,000美元(相等於約5,837,000港元)其中部份利息約4,000美元(相等於約31,000港元)。

銀豐集團

本公司向銀豐集團提供之貸款(請參閱下文表五)

表五

附屬公司名稱	協議日期	本集團之綜合有形資產淨值(港元)	於協議日期財務資助佔本集團綜合有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日尚未償還之金額(包括本金額及應計利息)(港元)	貸款目的	少數股東提供之反擔保	少數股東提供之貸款
1. 以下貸款稱為「銀豐B貸款」。								
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2. 以下貸款合稱為「銀豐C貸款」。								
銀豐工程	一九九七年二月二十八日			3,000,000	5,592,700.56	應付一般營運資金所需	有	
銀豐工程	一九九七年三月二十日			1,000,000	1,853,179.94	應付一般營運資金所需	有	
總計		於一九九六年六月三十日為933,454,000	0.43%	4,000,000	7,445,880.50			
3. 以下貸款稱為「銀豐D貸款」。								
銀豐工程	一九九七年十月七日	於一九九七年六月三十日為909,177,000	0.18%	1,602,441(128,391英鎊)	2,783,863.78	應付向BDUK收購百因已發行股本中50%之權益及百因應付予BDUK之貸款之費用	有 江先生、麥先生、胡先生及麥先生各自簽發之反擔保契據	
4. 以下貸款合稱為「銀豐E貸款」。								
銀豐工程	一九九八年五月一日			1,200,000	1,979,698.51	應付一般營運資金所需	有	
銀豐工程	一九九八年五月十二日			4,000,000	6,218,013.57	應付短期營運資金所需	有	
銀豐工程	一九九八年五月十八日			2,000,000	3,103,329.39	應付短期營運資金所需	有	
總計		於一九九七年十二月三十一日為1,026,840,000	0.70%	7,200,000	11,301,041.54			
5. 以下貸款合稱為「銀豐F貸款」。								
銀豐工程	一九九八年十月十九日			327,122.75	[illegible]	應付短期營運資金所需	有	
銀豐工程	一九九八年十一月二十七日			1,850,000	2,801,704.78	作償還東亞銀行授出之一項銀行信貸用途(附註D)	有	
銀豐工程	一九九八年十二月十五日			400,000	602,762.38	作償還東亞銀行授出之一項銀行信貸用途(附註D)	有	
銀豐工程	一九九八年十二月三十日			1,500,000	2,248,241.92	作償還東亞銀行授出之一項銀行信貸用途(附註D)	有	
銀豐工程/銀豐設計	一九九九年一月八日			2,650,000	3,976,506.08	作償還東亞銀行授出之一項銀行信貸用途(附註D)	有	
總計		於一九九八年六月三十日為886,653,000	0.76%	6,727,122.75	10,134,782.06			
6. 以下貸款稱為「銀豐G貸款」。								
銀豐工程	二零零二年十二月二十四日(提取日期:二零零二年十二月三十一日)	於二零零二年六月三十日為587,060,000	0.34%	2,000,000	2,059,835.62	應付營運資金所需	有	800,000港元(與持股不成正比，並請參閱「東方有色集團向非全資附屬公司提供財務資助之原因」一節之(A)分節。)

附註D

於一九九八年七月十一日，東亞銀行按本公司為給予銀豐工程、銀豐設計及百因之信貸所提供之公司擔保33,030,000港元，為授予銀豐工程、銀豐設計及百因最高達33,030,000港元之銀行信貸續期。

(III) OFL向非全資附屬公司提供之貸款

瑞和集團(請參閱下文表六)

表六

附屬公司名稱	協議日期	本集團之綜合有形資產淨值(港元)	於協議日期財務資助佔本集團綜合有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日之未償還金額(包括本金額及應計利息)(港元)	貸款目的	少數股東提供之反擔保
1. 以下貸款合稱為「瑞和中國A貸款」。							
瑞和中國	二零零一年二月二十日			3,050,000	3,566,240.06	應付營運資金所需	有
瑞和中國	二零零一年六月七日			3,300,000	3,827,743.81	應付北京大使公寓有關安裝幕牆之分判工程之營運資金所需	有
瑞和中國	二零零一年七月十一日			967,290	1,092,390.88	應付長沙商廈項目有關安裝幕牆之分判工程之營運資金所需	有
總計		於二零零零年十二月三十一日為992,716,000	0.74%	7,317,290	8,486,374.75		
2. 以下貸款稱為「瑞和中國B貸款」。							
瑞和中國	二零零二年六月十九日	於二零零一年十二月三十一日為636,119,000	0.38%	2,420,000	2,126,809.96	應付營運資金所需	有

銀豐集團(請參閱下文表七)

表七

附屬公司名稱	協議日期	本集團之綜合有形資產淨值(港元)	於協議日期財務資助佔本集團綜合有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日之未償還金額(包括本金額及應計利息)(港元)	貸款目的	吳先生及麥先生提供之個人擔保
1. 以下貸款稱為「銀豐工程A貸款」。							
銀豐工程	二零零一年六月十九日	於二零零零年十二月三十一日為992,716,000	0.30%	3,000,000	2,883,378.07	應付澳門項目有關安裝門窗之分判工程之營運資金所需	有(連同根據擔保契據之條款質押存之EHL股票及相關文件作為抵押品)
2. 以下貸款稱為「銀豐工程B貸款」。							
銀豐工程	二零零二年一月三十日	於二零零一年六月三十日為819,297,000	0.24%	2,000,000	2,133,867.50	應付西鐵項目有關安裝幕牆之分判工程之營運資金所需	有

多利加集團(請參閱下文表八)

表八

附屬公司名稱	協議日期	本集團之綜合有形資產淨值(港元)	於協議日期財務資助佔本集團綜合有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日之未償還金額(包括本金額及應計利息)(港元)	貸款目的	少數股東提供之反擔保
以下貸款稱為「多利加工程貸款」。							
多利加工程	二零零一年七月十一日	於二零零零年十二月三十一日為992,716,000	0.78%	7,700,000	6,419,602.61	應付北京東方廣場項目有關安裝電力、水管及渠道之分判工程之營運資金所需	有(連同根據貸款協議之條款質押有關PIIL股份之股份抵押契據)

上市規則第14.25(2)(a)條項下之關連交易

東方有色向海天置業提供之貸款(請參閱下文表九)

表九

協議日期	本集團之綜合有形資產淨值(港元)	於協議日期財務資助佔本集團綜合有形資產淨值之百分比	貸款額(人民幣)	於二零零三年六月三十日之未償還金額(包括本金額及應計利息)(港元)	貸款目的	少數股東提供之貸款
1. 以下貸款合稱為「海天置業A貸款」。						
二零零一年三月二十三日			7,000,000(約6,598,000港元)	7,330,262.51	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%，海天置業董事會已批准並以書面要求少數股東提供餘下20%，但少數股東未有出資。
二零零一年三月二十六日			4,800,000(約4,524,000港元)	5,009,341.29	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%，海天置業董事會已批准並以書面要求少數股東提供餘下20%，但少數股東未有出資。
二零零一年四月二十四日(提取日期:二零零一年四月十九日)			660,000(約622,000港元)	686,429.82	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%，海天置業董事會已批准並以書面要求少數股東提供餘下20%，但少數股東未有出資。
總計	於二零零零年六月三十日為1,008,137,000	1.16%	12,460,000(約11,744,000港元)	13,026,033.62		
2. 以下貸款稱為「海天置業B貸款」。						
二零零二年一月三十一日	於二零零一年六月三十日為819,297,000	0.58%	5,000,000(約4,713,000港元)	4,986,913.75	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%，海天置業董事會已批准並以書面要求少數股東提供餘下20%，但少數股東未有出資。

上市規則第14.26條項下之關連交易

(I) 東方有色集團就有關向非全資附屬公司授出之銀行信貸所提供之擔保及抵押品

瑞和集團

向瑞和工程及瑞和中國授出最高達84,934,517.68港元(儘管該等款項經已悉數償還)之瑞和信貸(請參閱下文表十)

表十

以下銀行信貸合稱為「瑞和信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就瑞和信貸而提供之擔保及抵押品合稱為「瑞和擔保」。

附屬公司名稱	交易日期	本集團之相關有形資產淨值(港元)	於交易日期財務資助佔本集團相關有形資產淨值之百分比	往來銀行	銀行信貸金額(港元)	於二零零三年六月三十日之結餘(包括本金額及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	少數股東提供之反擔保
瑞和中國	二零零二年三月八日			工商國際	7,000,000	7,028,799.76	促進業務運作	於二零零二年四月三日金額為7,000,000港元之現金存款抵押 日期為二零零二年三月八日金額為7,000,000港元之公司擔保	有
瑞和中國／瑞和工程	二零零二年十月十五日(原本日期：一九九九年七月三十日)			匯豐	瑞和中國及瑞和工程合共獲授47,924,587.65	4,775,301.73	促進業務運作	於二零零一年一月九日訂立附東方有色大廈作「全數款額」法定抵押及轉讓之「租金轉讓」(餘下匯豐信貸已於二零零三年十月二日悉數償還) 於二零零零年七月二十一日金額為45,000,000港元之公司擔保(本公司已於二零零三年四月一日清還擔保償項約45,833,000港元，包括罰息約833,000港元) 於二零零零年九月二十五日的不少於25,000,000港元之現金存款抵押(因按上文所述本公司於二零零三年四月一日清還擔保償項而被抵銷)	有
總計		於二零零二年六月三十日為587,060,000	9.56%		54,924,587.65	11,804,101.49			

由於債務重組計劃之若干先決條件未能於二零零三年八月三十一日或之前達成，故債務重組計劃已根據其條款而宣告失效。於二零零三年九月八日，押後聆訊於高院舉行，高院並於同日分別向瑞和工程及瑞和中國發出清盤令。有關瑞和工程及瑞和中國清盤之詳情，請參閱本公司日期為二零零三年九月十一日之公佈。有關對瑞和少數股東採取之法律行動，請參閱第二份公佈。

由於瑞和中國被發出清盤令，工商國際分別向瑞和中國及本公司發出日期為二零零三年九月十七日之催款信，要求悉數償還截至二零零三年九月十六日約7,045,000港元之工商國際A信貸(包括貸款之本金額及其應計利息)。鑑於工商國際A信貸已由本公司之抵押定期存款全數擔保，並於本集團之綜合賬目中作全面反映，故工商國際當時可能變現該抵押定期存款一事，預期不會對本集團之財務狀況造成任何重大不利影響。工商國際A信貸其後由本公司於二零零三年十月二日悉數償還。

此外，匯豐向瑞和中國及Virtyre Limited(本公司之全資附屬公司)分別發出日期為二零零三年九月二十五日及二零零三年九月二十六日之催款信，要求即時償還餘下匯豐信貸於二零零三年九月二十四日之未償餘額約4,774,000港元，連同其應計之利息。鑑於餘下匯豐信貸已由餘下匯豐抵押品作全數擔保，並於本集團之綜合賬目中作全面反映，故當時要求償還餘下匯豐信貸一事，預期不會對本集團之財務狀況構成任何重大不利影響。餘下匯豐信貸已由東方有色集團於二零零三年十月二日悉數償還。

多利加集團

授予多利加工程最高達28,350,000港元之多利加信貸(請參閱下文表十一)

表十一

以下銀行信貸稱為「多利加信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就多利加信貸而提供之擔保及抵押品合稱為「多利加擔保」。

附屬公司名稱	交易日期	本集團之相關有形資產淨值(港元)	於交易日期財務資助佔相關有形資產淨值之百分比	往來銀行	銀行信貸金額(港元)	於二零零三年六月三十日之結餘(包括本金額及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	少數股東提供之反擔保
多利加工程	二零零二年十月十五日(原本日期：二零零一年八月二十一日)	於二零零二年六月三十日為587,060,000	4.84%	匯豐	28,350,000	28,869,011.41	促進業務運作	日期為二零零一年十月三日附東方有色大廈作第二固定法定抵押及轉讓之「租金轉讓」之第二補充文件 日期為二零零一年五月三十一日金額為28,300,000港元之公司擔保	有

(ii) 本公司向非全資附屬公司提供之貸款

瑞和集團

本公司向瑞和中國提供之貸款(請參閱下文表十二)

表十二

附屬公司名稱	協議日期	本集團之相關有形資產淨值(港元)	於協議日期財務資助佔本集團相關有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日尚未償還之金額(包括本金額及應計利息)(港元)	貸款目的	少數股東提供之貸款
以下貸款稱為「瑞和A貸款」。							
瑞和中國	一九九八年四月二十一日	於一九九七年十二月三十一日為1,026,840,000	0.10%	1,040,000	1,040,000	應付一般營運資金所需	960,000港元(與瑞和少數股東48%之持股成正比)

銀豐集團

本公司向銀豐工程提供之貸款(請參閱下文表十三)

表十三

附屬公司名稱	交易日期	本集團之相關有形資產淨值(港元)	於交易日期財務資助佔本集團相關有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日尚未償還之金額(包括本金額及應計利息)(港元)	貸款目的	少數股東提供之反擔保	少數股東提供之貸款
以下貸款稱為「銀豐A貸款」。								
銀豐工程	一九九七年三月二十七日	於一九九六年六月三十日為931,454,000	0.28%	2,587,427	2,587,427	應付一般營運資金所需	有	2,248,235港元(與持股不成正比，並請參閱「東方有色集團向非全資附屬公司提供財務資助之原因」一節之(A)分節)

東方有色集團向非全資附屬公司提供財務資助之原因

(A) 瑞和集團、銀豐集團及多利加集團

瑞和集團、銀豐集團及多利加集團各自均從事建築業務。而就向有關財務機構作出之擔保而言，本公司之理解為財務機構不會接納由少數股東提供按比例之個人擔保代替由本公司提供之公司擔保。

除瑞和A貸款(獲股東按股份比例出資)、銀豐A貸款及銀豐G貸款外，表一至表十三(表九除外)所載所有其他財務資助交易均由東方有色集團按有關少數股東向東方有色集團提供反擔保或個人擔保之基準訂立，以按比例彌償東方有色集團可能因該等交易而產生之虧損及債務。

在銀豐A貸款及銀豐G貸款方面，儘管銀豐少數股東已分別提供其所佔出資2,248,235港元(佔總出資約46.49%)及800,000港元(佔總出資約28.57%)(並非按其在銀豐工程之持股比例(即48%)出資)，惟銀豐少數股亦向東方有色集團提供反擔保彌償東方有色集團可能因銀豐A貸款及銀豐G貸款未獲48%(即分別約1.51%及19.43%)之十足比例出資而產生之虧損及債務。

(B) 海天置業

海天置業由東方有色擁有80%權益，並由海天置業少數股東擁有20%權益。海天置業A貸款及海天置業B貸款(聯交所可能詮釋為向關連人士提供之財務資助)乃東方有色按比例提供貸款之資金；而海天置業少數股東尚未於既定期限內提供其應承擔分佔之資金。儘管海天置業已多次要求海天置業少數股東支付其應承擔之資金，據東方有色了解，海天置業少數股東並未能提供按比例之資金。為維持海天置業之運作(其符合本集團之利益)，東方有色除墊支其應承擔之資金外，(即海天置業A貸款及海天置業B貸款(即東方有色按比例應承擔各所需資金之80%)(請參閱表九項目1及項目2))已別無選擇。

除瑞和A貸款及銀豐A貸款(均為不計息)外，所有其他貸款均按商業利率收取利息。

反擔保及股份抵押

下列人士／公司於以下期間簽署以本公司及／或OPL(本公司之全資附屬公司)為受益人之反擔保契據、擔保契據、賠償保證書及股份抵押：

人士／公司	期間
瑞和集團	
張先生、吳先生、佘先生、Silver Lake Asia Corporation、Spirit Sunshine Inc.及Turner Overseas Limited	一九九八年三月至二零零二年三月期間
銀豐集團	
麥先生、江先生、廖先生、胡先生及銀豐少數股東	一九九六年五月至二零零二年一月期間
多利加集團	
梁先生及多利加少數股東	一九九七年一月至二零零一年七月期間

有關日後關連交易之額外措施及程序

自知悉聯交所認為有違反上市規則，並如本公佈所述，本公司已制定多項措施及落實額外內部程序，以改善上市規則項下有關關連交易之遵守程序。該等措施包括(但不限於)聘請合資格人員、成立內部審計小組、定期檢討遵守程序之執行情況、更頻密地向獨立非執行董事匯報、關連及向有關人員派發遵守資料，並於本公司及附屬公司所有有關部門嚴緊執行內部程序。根據內部程序，本公司或有關附屬公司各有關部門主管(視乎情況而定)須即時知會董事會有關該交易，而董事會將就該項交易是否符合上市規則第14章作出最後決定。

一般資料

有關上市規則第14.25條項下之財務資助交易(即表一至表九之交易)，其截至二零零三年六月三十日之未償還金額合共約169,318,000港元，佔本集團於二零零三年六月三十日之未經審核綜合有形資產淨值約470,047,000港元之36.00%。

至於上市規則第14.26條項下之財務資助交易(即表十至表十三之交易)，其截至二零零三年六月三十日之未償還金額合共約44,301,000港元，佔本集團於二零零三年六月三十日之未經審核綜合有形資產淨值約9.42%。

聯交所規定須作出上述與本集團之綜合有形資產淨值之比較，原因是該比較可反映本集團所提出之財務資助金額與本集團有形資產淨值之比例，即使在過往年度綜合各有關附屬公司之賬目時所確認該等之虧損導致本集團有形資產淨值大幅減少。因此，本公司可能因本公佈所述有關提供財務資助而產生之虧損應已被有關附屬公司之有關虧損抵銷，原因是該等經營虧損為數巨大並已計入本集團之綜合賬目內。上述之淨影響為因提供財務資助而產生之任何剩餘虧損，應對本集團之財政狀況影響不大(如有)。

於二零零二年二月二十日，根據本公司就東亞銀行向瑞和工程及瑞和中國批出之銀行信貸作為擔保人並將存款作為抵押之條款，東亞銀行已將本公司存放於東亞銀行之部分存款為數5,010,000港元用作償還瑞和工程及瑞和中國拖欠東亞銀行之債項。

同日，根據另一個本公司就東亞銀行向銀豐工程批出之銀行信貸作為擔保人並將存款作為抵押之條款，東亞銀行已將本公司存放於東亞銀行之部分存款為數10,040,000港元用作償還銀豐工程拖欠東亞銀行之債項。

少數股東(原應就銀行擔保、抵押及／或股東貸款按該等應承擔之比例出資)(除了是接獲提供財務資助之相關非全資附屬公司集團之主要股東及／或董事外)與本公司任何董事、行政總裁或主要股東或任何彼等各自之聯繫人士概無關連。

鑑於該等交易於多年內發生及本公司在過去數年之人事變動，故需要相當時間與搜及確定有關該等交易之相關財務資料及文件，令本公佈之刊發不免受到阻延。

根據上市規則第14.26條，本公司須向本公司股東發出一份載有有關關連交易詳情之通函，其中包括多利加信貸(多利加信貸於二零零三年三月三十一日前之最後獲續期時，其價值超出本集團之綜合有形資產淨值之3%)、瑞和A貸款及銀豐A貸款(聯交所認為該兩筆貸款均並非按一般商業條款進行)。該通函亦將包括更詳盡之背景資料，例如上文所載有關財務資助之反擔保。該通函連同獨立財務顧問就該等關連交易向獨立股東發出之意見函件，及就獨立股東批准該等關連交易召開股東特別大會之通告(以遵守上市規則)將於本公佈刊登後於實際可行情況下盡快寄發予本公司股東參閱。

聯交所保留權利就上文所述之違反上市規則事項對本公司及有關董事採取適當行動。

股份已由二零零三年九月二日上午九時三十分起暫停在聯交所買賣，待發出日期為二零零三年九月十一日之公佈。聯交所其後要求繼續暫停買賣，待發出本公佈。本公司已申請其股份自二零零三年十月十三日上午九時三十分起恢復在聯交所買賣。

釋義

「BDUK」 指 Bridgman Douts Limited，於英國英格蘭註冊成立之公司，於本公佈日期為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人士概無關連

「東亞銀行」 指 東亞銀行有限公司

「百悅」 指 百悅防火門(香港)有限公司，於香港註冊成立之公司，為本公司間接擁有53%權益之非全資附屬公司

「董事會」 指 董事會(包括獨立非執行董事)

「英屬處女群島」 指 英屬處女群島

「瑞和工程」 指 瑞和工程有限公司(清盤中)，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司

「瑞和工程計劃」 指 債務重組計劃，其條款已載於瑞和工程於二零零三年四月十七日向其債權人發出之函件內

「瑞和中國」 指 瑞和工程(中國)有限公司(清盤中)，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司

「瑞和中國A貸款」 指 上文表六所定義者

「瑞和中國B貸款」 指 上文表六所定義者

「瑞和中國計劃」 指 債務重組計劃，其條款已載於瑞和中國於二零零三年四月十七日向其債權人發出之函件內

「招商銀行」 指 招商銀行

「招商支行」 指 招商銀行深圳上步支行

「本公司」 指 東方有色集團有限公司

「瑞和A貸款」 指 上文表十二所定義者

「瑞和B貸款」 指 上文表三所定義者

「瑞和C貸款」 指 上文表三所定義者

「瑞和D貸款」 指 上文表三所定義者

「瑞和E貸款」 指 上文表四所定義者

「瑞和信貸」 指 上文表十所定義者

「瑞和集團」 指 瑞和工程、Wellstep及彼等各自之附屬公司

「瑞和擔保」 指 上文表十所定義者

「瑞和少數股東」 指 瑞和集團之少數股東，即佘先生、張先生及吳先生，分別透過彼等各自之英屬處女群島公司持有瑞和工程及Wellstep各16%實際權益

「高院」 指 香港高等法院

「債權人」 指 瑞和工程計劃及瑞和中國計劃附表二所分別載列瑞和工程及瑞和中國分別之所有無抵押債權人

「債務重組計劃」 指 瑞和工程計劃及瑞和中國計劃

「董事」 指 本公司之董事，包括獨立非執行董事

「銀豐設計」 指 銀豐設計顧問有限公司，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司

「銀豐工程」 指 銀豐工程有限公司，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司

「銀豐工程A貸款」 指 上文表七所定義者

「銀豐工程B貸款」 指 上文表七所定義者

「EHL」 指 Eafat Holdings Limited，於英屬處女群島註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司

「銀豐A貸款」 指 上文表十三所定義者

「銀豐B貸款」 指 上文表五所定義者

「銀豐C貸款」 指 上文表五所定義者

「銀豐D貸款」 指 上文表五所定義者

「銀豐E貸款」 指 上文表五所定義者

「銀豐信貸」 指 上文表二所定義者

「銀豐F貸款」 指 上文表五所定義者

「銀豐G貸款」 指 上文表五所定義者

「銀豐集團」 指 EHL及其附屬公司

「銀豐擔保」 指 上文表二所定義者

「銀豐少數股東」 指 銀豐集團之少數股東，即中豐發展有限公司，於香港註冊成立之公司，持有EHL48%實際權益，而該公司則由麥先生、廖先生、胡先生及江先生分別擁有22%、22%、26%及30%

「第一份公佈」 指 本公司日期為二零零三年二月十四日之公佈

「英鎊」 指 英鎊，英國不時流通之法定貨幣

「本集團」 指 本公司及其附屬公司

「恒生」 指 恒生銀行有限公司

「港元」 指 港元，香港不時流通之法定貨幣

「香港」 指 中國香港特別行政區

「匯豐」 指 香港上海匯豐銀行有限公司

「匯豐信貸」 指 匯豐於二零零二年十月十五日向瑞和工程及瑞和中國共同合計授出之貸款47,924,587.65港元

「匯豐抵押品」 指 於二零零一年一月九日訂立附東方有色大廈作「全數款額」法定抵押及轉讓之「租金轉讓」、日期為二零零零年七月二十一日金額為45,000,000港元之公司擔保及於二零零零年九月二十五日訂立不少於25,000,000港元之現金存款抵押

「工商國際」 指 工商國際金融有限公司

「工商國際A信貸」 指 工商國際於二零零二年三月八日向瑞和中國授出之銀行信貸7,000,000港元

「工商國際A擔保」 指 日期為二零零二年三月八日之公司擔保7,000,000港元及於二零零二年四月三日之現金存款抵押7,000,000港元，作為工商國際A信貸之抵押品

「工商國際B信貸」 指 工商國際於二零零二年六月十三日向銀豐工程授出之銀行信貸8,000,000港元

「工商國際B擔保」 指 日期為二零零二年六月二十一日之公司擔保8,000,000港元及於二零零二年六月二十一日之現金存款抵押8,000,000港元，作為工商國際B信貸之抵押品

「獨立股東」 指 本公司股東(包括中國有色金屬(香港)集團有限公司(清盤中)及其全資附屬公司，即合共擁有51.87%股權之本公司控權股東或待按本公司於二零零三年八月十二日之公佈所披露之本公司控股權益收購建議已完成，則為中國五礦香港控股有限公司(視乎情況而定))，少數股東(如適用)除外

「上市規則」 指 聯交所證券上市規則

「貸款」 指 瑞和A貸款、瑞和B貸款、瑞和C貸款、瑞和D貸款、瑞和E貸款、銀豐A貸款、銀豐B貸款、銀豐C貸款、銀豐D貸款、銀豐E貸款、銀豐F貸款、銀豐G貸款、瑞和中國A貸款、瑞和中國B貸款、銀豐工程A貸款、銀豐工程B貸款、多利加工程貸款、海天置業A貸款及海天置業B貸款

「少數股東」 指 瑞和少數股東、銀豐少數股東、多利加少數股東及／或海天置業少數股東(視乎文義而定)

「張先生」 指 張培強先生，分別為瑞和中國、瑞和工程及金橋瑞和各自之董事，張先生已提出辭去金橋瑞和之董事職位，並將於與有關中國機關辦理登記手續後生效

「麥先生」 指 麥煥昌先生，分別為銀豐工程及銀豐設計各自之董事

「江先生」 指 江子揚先生，於本公佈日期並非銀豐工程之董事或銀豐設計之董事，惟於一九九零年十月二十四日至二零零零年八月三十一日期間乃銀豐工程之董事，並於一九九五年六月二十六日至二零零零年八月三十一日期間乃銀豐設計之董事

「梁先生」 指 梁博理先生，多利加工程之董事

「廖先生」 指 廖潤和先生，分別為銀豐工程及銀豐設計各自之董事

「吳先生」 指 吳梓堅先生，分別為瑞和中國、瑞和工程及金橋瑞和各自之董事

「胡先生」 指 胡敏光先生，於本公佈日期並非銀豐工程之董事或銀豐設計之董事，惟於一九八八年七月十八日至一九九八年七月二十二日期間乃銀豐工程之董事，並於一九九五年六月二十六日至一九九八年七月二十二日期間乃銀豐設計之董事

「佘先生」 指 佘立安先生，分別為瑞和中國及瑞和工程各自之董事

「東方有色」 指 東方有色有限公司，於香港註冊成立之公司，為本公司之間接全資附屬公司

「OPL」 指 ONFEM Finance Limited，於英屬處女群島註冊成立之公司，為本公司之全資附屬公司

「東方有色集團」 指 按文義所指本公司及／或其全資附屬公司

「多利加工程」 指 多利加工程有限公司，於香港註冊成立之公司，為本公司間接擁有51%權益之非全資附屬公司

「多利加工程貸款」 指 上文表八所定義者

「PHL」 指 Polystown Engineering (Holdings) Limited，於英屬處女群島註冊成立之公司，為本公司間接擁有51%權益之非全資附屬公司

「多利加信貸」 指 上文表十一所定義者

「多利加集團」 指 PHL及其附屬公司

「多利加擔保」 指 上文表十一所定義者

「多利加少數股東」 指 多利加集團之少數股東，即Polyrich Profits Limited(於英屬處女群島註冊成立之公司，由梁先生全資擁有)，持有PHL49%實際權益

「中國」 指 中華人民共和國

「餘下匯豐信貸」 指 還款後，匯豐信貸於二零零三年九月二十四日之未償餘額約4,774,000港元

「餘下匯豐抵押品」 指 附東方有色大廈作「全數款額」法定抵押及轉讓之「租金轉讓」，乃本公司及其全資附屬公司就匯豐信貸提供之餘下抵押品(還款後)

「還款」 指 本公司於二零零三年四月一日作出的償還約45,833,000港元，其中包括匯豐信貸之罰息約833,000港元(瑞和信貸之一部份)

「人民幣」 指 人民幣，中國不時流通之法定貨幣

「第二份公佈」 指 本公司日期為二零零三年七月十八日之公佈

「本公司股東」 指 本公司之股東

「金橋瑞和」 指 上海金橋瑞和裝飾工程有限公司，其為於中國的一間中外合作經營企業，瑞和中國擁有90.39%權益之非全資附屬公司

「金橋瑞和信貸」 指 上文表一所定義者

「金橋瑞和少數股東」 指 金橋瑞和之少數投資者，即上海市政發展中心工程有限公司，其為中國註冊成立之公司，持有金橋瑞和9.61%資本權益

「金橋瑞和抵押品」 指 上文表一所定義者

「聯交所」 指 香港聯合交易所有限公司

「美元」 指 美元，美國不時流通之法定貨幣

「Wellstep」 指 Wellstep Management Limited，於英屬處女群島註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司

「海天置業」 指 珠海東方海天置業有限公司，其為於中國的一間中外合資經營企業，為本公司間接擁有80%權益之非全資附屬公司

「海天置業A貸款」 指 上文表九所定義者

「海天置業B貸款」 指 上文表九所定義者

「海天置業少數股東」 指 海天置業之少數投資者，即珠海鑫光集團股份有限公司，其為於中國註冊成立之公司，持有海天置業20%資本權益。夏令生先生分別為珠海鑫光集團股份有限公司及海天置業之董事，陳飛先生曾為珠海鑫光集團股份有限公司之董事，亦曾為海天置業之董事

就本公佈而言，括號內列示之港元等值金額以匯率7.783港元兌1美元、(港元兌1.061元人民幣及12.481港元兌1英鎊。

釋義「BDUK」、「瑞和少數股東」、「銀豐少數股東」、「多利加少數股東」、「金橋瑞和少數股東」及「海天置業少數股東」之定義，乃經參考本公司所存置之記錄及本公司所獲資料界定。

承董事會命
董事總經理
王隼東

香港，二零零三年十月十日

• 僅供識別